UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_________________________

FORM 6-K

_________________________

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

February 5, 2025

_________________________

NOVO NORDISK A/S
(Exact name of Registrant as specified in its charter)

_________________________

Novo Allé
DK-2880 Bagsværd
Denmark
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-________

Financial report for the period 1 January 2024 to 31 December 2024

5 February 2025
Novo Nordisk's sales increased by 25% in Danish kroner and by 26% at constant exchange rates to DKK 290.4 billion in 2024

•Operating profit increased by 25% in Danish kroner and by 26% at constant exchange rates (CER) to DKK 128.3 billion. Operating profit was positively impacted by gross-to-net sales adjustments in the US and negatively impacted by impairment losses.
•Sales in North America Operations increased by 30% in Danish kroner (30% at CER). Sales in International Operations increased by 17% in Danish kroner (19% at CER).

•Sales within Diabetes and Obesity care increased by 26% in Danish kroner to DKK 271.8 billion (27% at CER), mainly driven by GLP-1 diabetes sales growth of 21% in Danish kroner (22% at CER) and Obesity care growing by 56% in Danish kroner to DKK 65.1 billion (57% at CER). Rare disease sales increased by 9% in both Danish kroner and at CER.

•Within R&D, CagriSema demonstrated superior weight loss in adults with obesity or overweight in the REDEFINE 1 trial, where people treated with CagriSema achieved a superior weight loss of 22.7%. Further, semaglutide 7.2 mg achieved 20.7% weight loss in the STEP UP obesity trial. Lastly, a phase 1b/2a with injectable amycretin in people with overweight or obesity was successfully completed.

•In December 2024, Novo Nordisk announced that the acquisition of Catalent by Novo Holdings and the related acquisition by Novo Nordisk of three manufacturing sites from Novo Holdings was completed.
•For the 2025 outlook, sales growth is expected to be 16-24% at CER, and operating profit growth is expected to be 19-27% at CER. Sales and operating profit growth reported in Danish kroner is expected to be 3 and 5 percentage points higher than at CER, respectively.
•At the Annual General Meeting on 27 March 2025, the Board of Directors will propose a final dividend of DKK 7.90 for 2024 per share. The expected total dividend for 2024 will increase 21% to DKK 11.40 per share, of which DKK 3.50 was paid as interim dividend in August 2024.

PROFIT AND LOSS	2024	2023	Growth as reported	Growth at CER*
DKK million
Net sales	290,403	232,261	25%	26%
Operating profit	128,339	102,574	25%	26%

Net profit	100,988	83,683	21%	N/A
Diluted earnings per share (in DKK)	22.63	18.62	22%	N/A
* CER: Constant exchange rates (average 2023).
Lars Fruergaard Jørgensen, president and CEO: "We are pleased with the performance in 2024, where 26% sales growth reflects that more than 45 million people are now benefiting from our treatments. Further, we completed the acquisition of the three Catalent sites, and during the year, we progressed our R&D pipeline, including obesity projects such as CagriSema and amycretin. In 2025, we will continue our focus on commercial execution, on the progression of our early and late-stage R&D pipeline and on the expansion of our production capacity."

On 5 February 2025 at 13.00 CET, corresponding to 07.00 am EST, an earnings call will be held. Investors will be able to listen in via a link on novonordisk.com, which can be found under 'Investors' (the contents of the company's website do not form a part of this Form 6-K).

Novo Nordisk A/S Investor Relations	Novo Alle 1 2880 Bagsværd Denmark	Telephone: +45 4444 8888 www.novonordisk.com	CVR Number: 24 25 67 90
Company announcement No 7 / 2025

Financial report for the period 1 January 2024 to 31 December 2024	Page 2 of 35
STRATEGIC ASPIRATIONS
STRATEGIC ASPIRATIONS 2025
The strategic aspirations are objectives that Novo Nordisk intends to work towards and are not a projection of Novo Nordisk's financial outlook or expected growth. Novo Nordisk intends to describe how its activities develop in relation to each of the four dimensions on an ongoing basis.

Performance highlights for 2024 (blue indicates fourth quarter developments)

PERFORMANCE HIGHLIGHTS

Purpose and sustainability (ESG)
Progress towards zero environmental impact:
–Overall CO2e emissions (scope 1, 2 and full scope 3) increased by 23% compared to 2023
Adding value to society:
–Medical treatment provided to 43.0 million people living with diabetes and 2.2 million people living with obesity
–Reached more than 64,000 children in the Changing Diabetes® in Children programme

Being recognised as a sustainable employer:
–Share of women in senior leadership positions has increased by 0.7 percentage point to 42% compared to 2023

Sustainable supply chain:
–Acquisition of Catalent by Novo Holdings and the related acquisition by Novo Nordisk of three manufacturing sites from Novo Holdings completed

Innovation and therapeutic focus
Further raise innovation bar for Diabetes treatment:
–Awiqli® approved in the EU, Japan and China
–Complete Response Letter received for insulin icodec in the US
–Successful completion of phase 3a programme with IcoSema
–US approval and positive EU opinion for an update of the Ozempic® label based on the FLOW kidney trial
–Submission of the SOUL cardiovascular outcomes trial and STRIDE functional outcomes trial in the US and EU

Develop superior treatment solutions for Obesity:
–Phase 2 trial initiated with once-weekly GIP/GLP-1 dual agonist
–Phase 2a trial with monlunabant completed
–CagriSema demonstrated superior weight loss in the REDEFINE 1 trial
–Phase 3b trials, STEP UP and STEP UP T2D, with semaglutide 7.2 mg successfully completed
–Phase 1b/2a trial with injectable amycretin successfully completed
–Phase 1 trial with a tri-agonist (Triple) initiated

Strengthen and progress Rare disease pipeline:
–Phase 3a trial, FRONTIER 2, with Mim8 successfully completed in people with haemophilia A
–Successful completion of the phase 2 part (interim) of the etavopivat HIBISCUS phase 2/3 trial
–Alhemo® (Concizumab) approved in the US and EU for the treatment of haemophilia A and B with inhibitors
–Alhemo® submitted in the EU for the treatment of haemophilia A and B without inhibitors

Establish presence in Cardiovascular & Emerging Therapy Areas:
–Agreement to acquire Cardior Pharmaceuticals and lead asset CDR132L in phase 2 development for treatment of heart failure
–Phase 3 development initiated with ziltivekimab in HFpEF and AMI
–Phase 3 trial CLARION-CKD trial stopped as ocedurenone failed to meet primary endpoint
–Successful completion of part I of phase 3 trial ESSENCE with semaglutide 2.4 mg in MASH

Commercial execution
Strengthen diabetes leadership to more than one-third: –Diabetes value market share remained unchanged at 33.7% (MAT)
More than DKK 25 billion in Obesity care sales by 2025:
–Obesity care sales increased by 57% (CER) to DKK 65.1 billion

Secure a sustained growth outlook for Rare Disease:
–Rare disease sales increased by 9% (CER) to DKK 18.6 billion

Financials
Deliver solid sales and operating profit growth: –Sales growth of 26% (CER) –Operating profit growth of 26% (CER), negatively impacted by impairment losses related to intangible assets
Drive operational efficiencies:
–Operational leverage reflecting sales growth, when excluding impairment losses

Enable attractive capital allocation to shareholders:
–Free cash flow of DKK (14.7) billion, negatively impacted by the Catalent transaction
–DKK 64.3 billion returned to shareholders

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Legal	Financial Information
Company announcement No 7 / 2025

Financial report for the period 1 January 2024 to 31 December 2024	Page 3 of 35
PERFORMANCE HIGHLIGHTS
FINANCIAL HIGHLIGHTS FOR 2024

PROFIT AND LOSS	2024	2023	2022	2021	2020	% change 2024 to 2023	% change 2024 to 2023 at CER¹
(Amounts are in DKK million, except for earnings per share)

Net sales	290,403	232,261	176,954	140,800	126,946	25%	26%

Gross profit	245,881	196,496	148,506	117,142	106,014	25%	26%
Gross margin	84.7%	84.6%	83.9%	83.2%	83.5%

Sales and distribution costs	(62,101)	(56,743)	(46,217)	(37,008)	(32,928)	9%	10%
Percentage of sales	21.4%	24.4%	26.1%	26.3%	25.9%

Research and development costs	(48,062)	(32,443)	(24,047)	(17,772)	(15,462)	48%	48%
Percentage of sales	16.6%	14.0%	13.6%	12.6%	12.2%

Administrative costs	(5,276)	(4,855)	(4,467)	(4,050)	(3,958)	9%	9%
Percentage of sales	1.8%	2.1%	2.5%	2.9%	3.1%

Other operating income and expenses	(2,103)	119	1,034	332	460	N/A	N/A

Operating profit (EBIT)	128,339	102,574	74,809	58,644	54,126	25%	26%
Operating margin	44.2%	44.2%	42.3%	41.7%	42.6%

Financial items (net)	(1,148)	2,100	(5,747)	436	(996)	N/A	N/A

Profit before income taxes	127,191	104,674	69,062	59,080	53,130	22%	N/A

Income taxes	(26,203)	(20,991)	(13,537)	(11,323)	(10,992)	25%	N/A
Effective tax rate	20.6%	20.1%	19.6%	19.2%	20.7%

Net profit	100,988	83,683	55,525	47,757	42,138	21%	N/A
Net profit margin	34.8%	36.0%	31.4%	33.9%	33.2%

OTHER KEY NUMBERS

Depreciation, amortisation and impairment losses	19,107	9,413	7,362	6,025	5,753	103%	N/A
Capital expenditure (PP&E)	47,164	25,806	12,146	6,335	5,825	83%	N/A
Net cash generated from operating activities	120,968	108,908	78,887	55,000	51,951	11%	N/A
EBITDA 1)	147,446	111,987	82,171	64,669	59,879	32%	33%
Free cash flow 1)	(14,707)	68,326	57,362	29,319	28,565	(122%)	N/A

Total assets	465,795	314,486	241,257	194,508	144,922	48%	N/A
Equity	143,486	106,561	83,486	70,746	63,325	35%	N/A
Equity ratio	30.8%	33.9%	34.6%	36.4%	43.7%

Diluted earnings per share / ADR (in DKK)	22.63	18.62	12.22	10.37	9.01	22%	N/A
Total dividend per share 2)	11.40	9.40	6.20	5.20	4.55	21%	N/A

Payout ratio 3)	50.2%	50.2%	50.3%	49.6%	50.0%

1) See appendix 7: Non-IFRS financial measures (additional information).
2) Total dividend for the financial year 2024 including proposed final dividend of DKK 7.90 per share and interim dividend paid in August 2024 of DKK 3.50 per share.
3) Total dividend for the year as a percentage of net profit.

The Board of Directors and Executive Management have considered and approved the Annual Report 2024 of Novo Nordisk A/S, including the audited consolidated financial statements. The Board of Directors and Executive Management have also approved this financial report containing condensed financial information for 2024. The condensed financial statements in this financial report have been prepared in accordance with the recognition and measurement requirements of the IFRS Accounting Standards as adopted by the EU.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Legal	Financial Information
Company announcement No 7 / 2025

Financial report for the period 1 January 2024 to 31 December 2024	Page 4 of 35
COMMERCIAL EXECUTION
SALES DEVELOPMENT ACROSS THERAPEUTIC AREAS
Sales grew by 25% measured in Danish kroner and by 26% at CER in 2024, driven by Diabetes care sales growth of 20% (CER) and Obesity care sales growth of 57% (CER). Rare disease sales increased by 9% (CER). Sales growth has resulted in periodic supply constraints and related drug shortage notifications across a number of products and geographies. Sales growth in the US was positively impacted by gross-to-net sales adjustments.

Sales split per therapy	Sales 2024 DKK million	Sales 2023 DKK million	Growth as reported	Growth at CER	Share of growth at CER
Diabetes and Obesity care segment

Injectable GLP-1	125,824	104,382	21%	21%	37%
- Ozempic®	120,342	95,718	26%	26%	42%
- Victoza®	5,482	8,664	(37%)	(36%)	(5%)
Rybelsus®	23,301	18,750	24%	26%	8%

Total GLP-1	149,125	123,132	21%	22%	45%

Long-acting insulin[1]	19,095	14,905	28%	30%	7%

Premix insulin[2]	10,789	9,574	13%	14%	2%

Fast-acting insulin[3]	18,522	15,949	16%	16%	4%

Human insulin	6,967	7,594	(8%)	(6%)	(1%)

Total insulin	55,373	48,022	15%	17%	12%

Other Diabetes care[4]	2,120	2,312	(8%)	(7%)	0%

Total Diabetes care	206,618	173,466	19%	20%	57%

Wegovy®	58,206	31,343	86%	86%	45%
Saxenda®	6,940	10,289	(33%)	(32%)	(5%)

Total Obesity care	65,146	41,632	56%	57%	40%

Diabetes and Obesity care total	271,764	215,098	26%	27%	97%

Rare disease segment
Rare blood disorders[5]	12,138	11,776	3%	3%	1%

Rare endocrine disorders[6]	4,993	3,836	30%	31%	2%

Other Rare disease[7]	1,508	1,551	(3%)	(2%)	0%

Rare disease total	18,639	17,163	9%	9%	3%

Total sales	290,403	232,261	25%	26%	100%

1) Comprises Tresiba®, Xultophy®, Levemir® and Awiqli®
2) Comprises Ryzodeg® and NovoMix®.
3) Comprises Fiasp® and NovoRapid®.
4) Primarily NovoNorm®, needles and GlucaGen® HypoKit®.
5) Comprises NovoSeven®, NovoEight®, Esperoct®, Refixia®, NovoThirteen® and Alhemo®.
6) Primarily Norditropin® and Sogroya®.
7) Primarily Vagifem® and Activelle®.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Legal	Financial Information
Company announcement No 7 / 2025

Financial report for the period 1 January 2024 to 31 December 2024	Page 5 of 35
DIABETES AND OBESITY CARE
Diabetes care, sales and market share development
Sales in Diabetes care increased by 19% measured in Danish kroner and by 20% at CER to DKK 206,618 million driven by growth of GLP-1-based products and insulins. Novo Nordisk's global diabetes value market share remains unchanged over the last 12 months at 33.7% in line with the strategic aspiration of strengthening the Diabetes care leadership, aiming at reaching a global value market share of more than one-third in 2025. The market share was driven by market share gains in North America Operations, offset by a market share decline in International Operations.

In the following sections, unless otherwise noted, market data are based on moving annual total (MAT) from November 2023 and November 2024 provided by the independent data provider IQVIA. EMEA covers Europe, the Middle East and Africa; Region China covers mainland China, Hong Kong and Taiwan; Rest of World covers all other countries except for North America.

Diabetes care, development per geographical area	Novo Nordisk’s share of the total diabetes market (value, MAT)		Diabetes care, sales development

	November	November	Sales 2024 DKK million	Growth at CER
	2024	2023

Global	33.7%	33.7%	206,618	20%
North America Operations	35.4%	35.1%	120,812	26%
- The US	34.8%	34.7%	112,386	28%
International Operations	27.7%	28.2%	85,806	12%
- EMEA *	28.7%	30.4%	44,266	12%
- Region China **	32.8%	32.3%	17,790	13%
- Rest of World ***	23.9%	23.0%	23,750	11%

Source: IQVIA, November 2024 data. *Data for EMEA available for European markets and seven markets outside Europe representing approximately 90% of Novo Nordisk Diabetes care sales in the area. **Data for mainland China, excluding Hong Kong and Taiwan. *** Data for Rest of World available for seven markets representing approximately 70% of total Novo Nordisk’s Diabetes care sales in the area.

GLP-1-based therapies for type 2 diabetes
Sales of GLP-1-based products for type 2 diabetes (Rybelsus®, Ozempic® and Victoza®) increased by 21% measured in Danish kroner and by 22% at CER to DKK 149,125 million. The estimated global GLP-1 share of total diabetes prescriptions has increased to 6.7% compared with 6.0% 12 months ago. Novo Nordisk is the global market leader in the GLP-1 segment with a 55.1% value market share.

GLP-1 diabetes, development per geographical area	Novo Nordisk's share of the diabetes GLP-1 market (value, MAT)		GLP-1 diabetes, sales development

	November	November	Sales 2024 DKK million	Growth at CER
	2024	2023

Global	55.1%	54.8%	149,125	22%
North America Operations	54.1%	53.1%	104,153	23%
- The US	53.2%	52.1%	96,695	24%
International Operations	63.6%	69.3%	44,972	18%
- EMEA *	55.8%	63.0%	24,559	18%
- Region China **	79.6%	76.6%	7,248	19%
- Rest of World ***	81.3%	83.8%	13,165	18%

Source: IQVIA, November 2024 data. *Data for EMEA available for European markets and seven markets outside Europe representing approximately 90% of Novo Nordisk GLP-1 sales in the area. **Data for mainland China, excluding Hong Kong and Taiwan. ***Data for Rest of World available for seven markets representing approximately 70% of total Novo Nordisk Diabetes care sales in the area. Note: the estimated GLP-1 share of prescriptions is based on volume packs from IQVIA. Volume packs are converted into full-year patients/prescriptions based on WHO assumptions for average daily doses or if not available, Novo Nordisk assumptions.

Ozempic® sales increased by 26% in both Danish kroner and at CER to DKK 120,342 million. Sales growth was driven by both North America Operations and International Operations. Sales growth has resulted in periodic supply constraints and related drug shortage notifications across geographies.

Rybelsus® sales increased by 24% measured in Danish kroner and by 26% at CER to DKK 23,301 million. Sales growth was driven by EMEA and Rest of World.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Legal	Financial Information
Company announcement No 7 / 2025

Financial report for the period 1 January 2024 to 31 December 2024	Page 6 of 35
Victoza® sales decreased by 37% measured in Danish kroner and by 36% at CER to DKK 5,482 million. The decline was driven by the GLP-1 diabetes market moving towards once-weekly treatments in both North America Operations and International Operations.

North America Operations
Sales of GLP-1 Diabetes care products in North America Operations increased by 23% in both Danish kroner and at CER. Novo Nordisk is the market leader with a 54.1% value market share. The estimated GLP-1 share of total diabetes prescriptions has increased to 17.7% compared with 15.5% 12 months ago.

Sales of GLP-1 Diabetes care products in the US increased by 24% at CER. The sales increase was mainly driven by continued uptake of Ozempic®.

Sales growth in the US was mainly driven by a prescription volume growth of the GLP-1 class above 15% in the fourth quarter of 2024 compared with the fourth quarter of 2023. Novo Nordisk is the market leader, with 52.2% measured by total monthly prescriptions and 47.8% measured by new-to-brand prescriptions.

International Operations
Sales of GLP-1 Diabetes care products in International Operations increased by 16% measured in Danish kroner and by 18% at CER, driven by all Regions. The estimated GLP-1 share of total diabetes prescriptions has increased to 4.2% compared with 3.8% 12 months ago. Novo Nordisk is the market leader with a value market share of 63.6% compared with 69.3% 12 months ago. The sales growth has resulted in periodic supply constraints and related drug shortage notifications across a number of products and geographies.

EMEA
Sales of GLP-1 Diabetes care products in EMEA increased by 18% in both Danish kroner and at CER. The sales growth reflects the uptake of Rybelsus® and Ozempic®, partially offset by lower sales of Victoza®. The estimated GLP-1 share of total diabetes prescriptions has increased to 5.7% compared with 5.2% 12 months ago. Novo Nordisk is the market leader in EMEA with a value market share of 55.8%.

Region China
Sales of GLP-1 Diabetes care products in Region China increased by 17% measured in Danish kroner and by 19% at CER. The sales growth mainly reflects the uptake of Ozempic®, partially countered by lower sales of Victoza®. GLP-1 sales growth was negatively impacted by periodic supply constraints. The GLP-1 share of total diabetes prescriptions has decreased to 3.1% compared with 3.3% 12 months ago. Novo Nordisk is the market leader in Region China with a value market share of 79.6%.

Rest of World
Sales of GLP-1 Diabetes care products in Rest of World increased by 13% measured in Danish kroner and by 18% at CER. The sales growth reflects increased sales of Rybelsus®, partially offset by lower sales of Victoza®. The estimated GLP-1 share of total diabetes prescriptions has increased to 2.7% compared with 2.3% 12 months ago. Novo Nordisk is the market leader with a value market share of 81.3%.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Legal	Financial Information
Company announcement No 7 / 2025

Financial report for the period 1 January 2024 to 31 December 2024	Page 7 of 35
Insulin
Sales of insulin increased by 15% measured in Danish kroner and by 17% at CER to DKK 55,373 million.

Insulin, development per geographical area	Novo Nordisk’s share of the total insulin market (volume, MAT)		Insulin, sales development

	November	November	Sales 2024 DKK million	Growth at CER
	2024	2023

Global	44.0%	45.3%	55,373	17%
North America Operations	32.8%	36.7%	16,395	52%
- The US	32.5%	36.4%	15,478	57%
International Operations	47.6%	48.4%	38,978	6%
- EMEA *	47.3%	47.6%	19,019	5%
- Region China **	41.5%	40.9%	9,760	12%
- Rest of World ***	55.4%	57.7%	10,199	3%

Source: IQVIA, November 2024 data. *Data for EMEA available for European markets and seven markets outside Europe representing approximately 90% of Novo Nordisk insulin sales in the area. **Data for mainland China, excluding Hong Kong and Taiwan. ***Data for Rest of World available for seven markets representing approximately 70% of total Novo Nordisk Diabetes care sales in the area.

North America Operations
Sales of insulin in North America Operations increased by 52% in both Danish kroner and at CER. The sales increase in the US was driven by by gross-to-net sales adjustments and channel and payer mix, partially countered by a decline in volume. Novo Nordisk has a volume market share of 32.5% of the total US insulin market.

International Operations
Sales of insulin in International Operations increased by 5% measured in Danish kroner and by 6% at CER. The sales increase at CER was driven by Region China and EMEA. Novo Nordisk has a volume market share of 47.6% of the total insulin market in International Operations.

EMEA
Sales of insulin in EMEA increased by 4% measured in Danish kroner and by 5% at CER. The sales increase at CER was driven by long-acting insulin and fast-acting insulin, partially countered by human insulin. Novo Nordisk has a volume market share of 47.3% of the total insulin market.

Region China
Sales of insulin in Region China increased by 10% measured in Danish kroner and by 12% at CER. The sales increase at CER was mainly driven by long-acting insulin and premix insulin, partially countered by human insulin. Novo Nordisk has a volume market share of 41.5% of the total insulin market.

Rest of World
Sales of insulin in Rest of World increased by 1% measured in Danish kroner and by 3% at CER. The sales increase at CER was mainly driven by premix insulin, partially countered by human insulin. Novo Nordisk has a volume market share of 55.4% of the total insulin market.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Legal	Financial Information
Company announcement No 7 / 2025

Financial report for the period 1 January 2024 to 31 December 2024	Page 8 of 35
Obesity care, sales development
Sales of Obesity care products, Wegovy® and Saxenda®, increased by 56% measured in Danish kroner and by 57% at CER to DKK 65,146 million. Sales growth was driven by both North America Operations and International Operations. The volume growth of the global branded obesity market was 119%. Novo Nordisk is the global market leader with a volume market share of 70.4%.

Obesity care, development per geographical area	Global branded obesity market growth (Volume, MAT)	Obesity care, sales development

	November	Sales 2024 DKK million	Growth at CER
	2024

Global	119%	65,146	57%
North America Operations	149%	48,158	45%
- The US	152%	46,547	42%
International Operations	73%	16,988	107%
- EMEA *	72%	10,433	83%
- Region China**	N/A	298	108%
- Rest of World***	76%	6,257	162%

Source: IQVIA, November 2024 data. *Data for EMEA available for European markets and seven markets outside Europe representing approximately 90% of Novo Nordisk obesity care sales in the area. **Data for mainland China, excluding Hong Kong and Taiwan. ***Data for Rest of World available for seven markets representing approximately 70% of total Novo Nordisk Diabetes care sales in the area.

Wegovy® sales increased by 86% in both Danish kroner and at CER to DKK 58,206 million. Sales of Saxenda® decreased by 33% measured in Danish kroner and by 32% at CER to DKK 6,940 million as the obesity care market is moving towards once-weekly treatments.

North America Operations
Sales of Obesity care products in North America Operations increased by 45% in both Danish kroner and at CER to DKK 48,158 million. Sales of Wegovy® increased by 59% in both Danish kroner and at CER to DKK 46,781 million, driven by increased volumes, partially countered by lower realised prices. Broad commercial formulary access has been achieved for Wegovy®. In the US, Wegovy® has around 200,000 weekly prescriptions, compared to around 100,000 weekly prescriptions in January 2024, and around 20,000 weekly new-to-brand prescriptions. Sales of Saxenda® decreased by 65% measured in Danish kroner and by 64% at CER to DKK 1,377 million. The volume growth of the branded obesity market in the US was 152%.

International Operations
Sales of Obesity care products in International Operations increased by 104% measured in Danish kroner and by 107% at CER to DKK 16,988 million, mainly driven by increased sales in EMEA and Rest of World. Sales of Saxenda® in International Operations decreased by 13% measured in Danish kroner and by 12% at CER to DKK 5,563 million, and sales of Wegovy® reached DKK 11,425 million. Wegovy® has now been launched in more than 15 countries in International Operations. The volume growth of the branded obesity market in International Operations was 73%.

EMEA
Sales of Obesity care products in EMEA increased by 83% in both Danish kroner and at CER to DKK 10,433 million driven by Wegovy®, partially countered by declining Saxenda® sales. The volume growth of the branded obesity market in EMEA was 72%.

Region China
Sales of Obesity care products in Region China increased by 104% measured in Danish kroner and by 108% at CER to DKK 298 million. Wegovy® was launched in China in November 2024.

Rest of World
Sales of Obesity care products in Rest of World increased by 153% measured in Danish kroner and by 162% at CER to DKK 6,257 million, driven by uptake of Wegovy®. The volume of the branded obesity market in Rest of World increased by 76%.

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Financial report for the period 1 January 2024 to 31 December 2024	Page 9 of 35
Rare disease, sales development
Rare disease sales increased by 9% in both Danish kroner and at CER to DKK 18,639 million. Sales of rare endocrine disorder products increased by 30% measured in Danish kroner and by 31% at CER to DKK 4,993 million. Novo Nordisk is working on gradually re-establishing supply of rare endocrine disorder products following a reduction of manufacturing output. Sogroya® has been launched in six countries, and the initial feedback from patients and physicians is encouraging. Sales of rare blood disorder products increased by 3% in both Danish kroner and at CER to DKK 12,138 million mainly driven by increased haemophilia B sales.

Rare disease, development per geographical area	Rare disease, sales development

	Sales 2024 DKK million	Growth at CER

Global	18,639	9%
North America Operations	9,202	20%
- The US	8,469	20%
International Operations	9,437	0%
- EMEA	5,703	4%
- Region China	413	(30%)
- Rest of World	3,321	0%

North America Operations
Rare disease sales in North America Operations increased by 20% in both Danish kroner and at CER. The sales increase was driven by rare endocrine disorder products increasing by 65% in both Danish kroner and at CER, driven by the launch of Sogroya® and increased Norditropin® supply as well as impact from gross-to-net sales adjustments in the US. Sales of rare blood disorder products increased by 7% in both Danish kroner and at CER, mainly driven by increased haemophilia B sales and NovoSeven®.

International Operations
Rare disease sales in International Operations remained unchanged both in Danish kroner and at CER. The sales were driven by both rare blood disorder and rare endocrine disorder products. Sales of rare blood disorder products remained unchanged in Danish kroner and increased by 1% at CER, driven by increased sales of haemophilia B products, partially countered by lower sales of NovoSeven®. Rare endocrine disorder products decreased by 1% measured in Danish kroner and increased by 2% at CER. Sogroya® has now been launched in five countries in International Operations with encouraging initial feedback.

EMEA
Rare disease sales increased by 4% in both Danish kroner and at CER. Sales of rare blood disorder products decreased by 2% in both Danish kroner and CER, driven by lower NovoSeven® and haemophilia A sales, partially countered by increased haemophilia B sales. The increased sales of haemophilia B sales reflect the continued uptake of extended half-life products. Rare endocrine disorder products increased by 48% in both Danish kroner and at CER.

Region China
Rare disease sales decreased by 30% in both Danish kroner and CER, mainly driven by decreased sales of rare endocrine products.

Rest of World
Rare disease sales decreased by 2%, measured in Danish kroner, and remained unchanged at CER. Sales of rare endocrine disorder products decreased by 16% measured in Danish kroner and by 11% at CER, reflecting a reduction in manufacturing output. Sales of rare blood disorder products increased by 6% measured in Danish kroner and by 7% at CER, driven by higher sales of NovoSeven®.

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Company announcement No 7 / 2025

Financial report for the period 1 January 2024 to 31 December 2024	Page 10 of 35
FINANCIALS
GEOGRAPHIC SALES DEVELOPMENT
Sales increased by 25% measured in Danish kroner and by 26% at CER to DKK 290,403 million in 2024. Sales growth has resulted in periodic supply constraints and related drug shortage notifications across a number of products and geographies. In North America Operations, sales increased by 30% in both Danish kroner and at CER. Sales in International Operations increased by 17% measured in Danish kroner and by 19% at CER.

Sales split per geographical area	Sales 2024 DKK million	Growth as reported	Growth at CER	Share of growth at CER

North America Operations	178,172	30%	30%	70%
- The US	167,402	31%	31%	67%

International Operations	112,231	17%	19%	30%
- EMEA	60,402	19%	19%	16%
- Region China	18,501	11%	13%	3%
- Rest of World	33,328	19%	23%	11%

Total sales	290,403	25%	26%	100%

North America Operations
Sales in North America Operations increased by 30% in both Danish kroner and at CER, positively impacted by gross-to-net sales adjustments. The sales increase reflects GLP-1 diabetes sales growing by 23% at CER, Obesity care sales growing by 45% at CER and insulin sales increasing by 52% at CER. Rare disease sales increased by 20% at CER.

International Operations
Sales in International Operations increased by 17% measured in Danish kroner and by 19% at CER. Sales growth was driven by Obesity care sales growing by 107% at CER and GLP-1 diabetes sales growing by 18% at CER. GLP-1 diabetes sales growth was negatively impacted by periodic supply constraints. Insulin sales are growing by 6% at CER, while Rare disease sales are unchanged at CER.

EMEA
Sales in EMEA increased by 19% in both Danish kroner and at CER. Sales growth was driven by Obesity care growing by 83% at CER. Diabetes care sales increased by 12% at CER, driven by GLP-1 diabetes sales growing by 18% at CER and insulin sales growing by 5% at CER. Rare disease sales increased by 4% at CER.

Region China
Sales in Region China increased by 11% measured in Danish kroner and by 13% at CER. The sales increase at CER was driven by GLP-1 diabetes sales growing by 19% at CER and insulin sales increasing by 12% at CER. Other diabetes care sales decreased by 11% at CER. Rare disease sales decreased by 30% at CER.

Rest of World
Sales in Rest of World increased by 19% measured in Danish kroner and by 23% at CER. Sales growth was driven by Obesity care sales increasing by 162% at CER and Diabetes care growing by 11% at CER, reflecting increased GLP-1 diabetes sales growing 18% at CER. Rare diseases sales are unchanged at CER.

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Company announcement No 7 / 2025

Financial report for the period 1 January 2024 to 31 December 2024	Page 11 of 35
DEVELOPMENT IN COSTS AND OPERATING PROFIT
The cost of goods sold increased by 24% measured in Danish kroner and by 25% at CER to DKK 44,522 million, resulting in a gross margin of 84.7%, measured in Danish kroner, compared with 84.6% in 2023. The increase in gross margin mainly reflects a positive product mix driven by increased sales of GLP-1-based treatments and a positive price impact due to gross-to-net sales adjustments in the US. This is partially countered by costs related to ongoing capacity expansions.

Sales and distribution costs increased by 9% measured in Danish kroner and by 10% at CER to DKK 62,101 million. The increase in costs is driven by both North America Operations and International Operations. In North America Operations, the cost increase is mainly driven by promotional activities related to Wegovy®. In International Operations, the increase is mainly related to Obesity care market development activities and Wegovy® launch activities as well as promotional activities for GLP-1 diabetes products. The increase in sales and distribution costs is negatively impacted by adjustments to legal provisions in 2023. Sales and distribution costs amounted to 21.4% as a percentage of sales.

Research and development costs increased by 48% in both Danish kroner and at CER to DKK 48,062 million compared to 2023, mainly reflecting increased late-stage clinical trial activity, increased early research activities as well as impairment losses related to intangible assets. Research and development costs amounted to 16.6% as a percentage of sales.

Administration costs increased by 9% in both Danish kroner and at CER to DKK 5,276 million. Administration costs amounted to 1.8% as a percentage of sales.

Other operating income and expenses (net) showed a loss of DKK 2,103 million compared to an income of DKK 119 million in 2023. The loss is mainly reflecting impairments related to a partnership agreement of a company previously acquired by Novo Nordisk and transaction costs related to the Catalent transaction.

Operating profit increased by 25% measured in Danish kroner and by 26% at CER to DKK 128,339 million, reflecting the sales growth and impairments related to intangible assets. EBITDA increased by 32% measured in Danish kroner and by 33% at CER.

Financial items (net) showed a net loss of DKK 1,148 million, compared with a net gain of DKK 2,100 million in 2023. This primarily reflects losses on non-hedged currencies.

In line with Novo Nordisk’s treasury policy, the most significant foreign exchange risks for Novo Nordisk have been hedged, primarily through foreign exchange forward contracts. The foreign exchange result was a net loss of DKK 1,023 million compared with a net gain of DKK 1,652 million in 2023.

As per the end of December 2024, a negative market value of financial contracts of approximately DKK 5.8 billion has been deferred for recognition in 2025.

The effective tax rate was 20.6% in 2024, compared with an effective tax rate of 20.1% in 2023.

Net profit increased by 21% to DKK 100,988 million and diluted earnings per share increased by 22% to DKK 22.63. Net profit and diluted earnings per share are impacted by impairments related to intangible assets.

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Company announcement No 7 / 2025

Financial report for the period 1 January 2024 to 31 December 2024	Page 12 of 35
KEY DEVELOPMENTS IN THE FOURTH QUARTER OF 2024
Sales in the fourth quarter of 2024 increased by 30% in both Danish kroner and at CER compared to 2023. Sales growth is positively impacted by gross-to-net adjustments in the US. Operating profit increased by 37% in both Danish kroner and at CER. Sales growth has resulted in periodic supply constraints and related drug shortage notifications across a number of products and geographies. Please refer to appendix 1 for an overview of the quarterly numbers in DKK and to appendix 6 for additional details on sales in the fourth quarter of 2024.

Sales split per geographical area	Sales Q4 2024 DKK million	Growth as reported	Growth at CER	Share of growth at CER

North America Operations	55,364	30%	29%	63%
- The US	52,372	31%	30%	60%
International Operations	30,319	30%	32%	37%
- EMEA	16,759	32%	32%	20%
- Region China	4,324	27%	24%	4%
- Rest of World	9,236	30%	36%	13%

Total sales	85,683	30%	30%	100%

The increased global sales of 30% at CER were driven by increased sales across the portfolio. GLP-1 diabetes sales increased by 12% at CER and Obesity care sales increased by 91% at CER. Insulin sales increased by 36% at CER and Rare disease sales increased by 25% at CER.

North America Operations
Sales in North America Operations increased by 30% measured in Danish kroner and by 29% at CER. Sales growth was driven by GLP-1 diabetes sales growing by 7% at CER. Ozempic® sales growth was negatively impacted by one-off comparator effects in fourth quarter of 2023. Obesity care sales increased by 79% at CER. Insulin sales increased by 112% at CER, positively impacted by gross-to-net adjustments, partially countered by lower realised volumes. Rare disease sales increased by 18% at CER, mainly driven by volume growth for rare endocrine disorder products and gross-to-net sales adjustments.

International Operations
Sales in International Operations increased by 30% measured in Danish kroner and by 32% at CER. Sales growth was driven by all Regions.

Sales growth was driven by Diabetes and Obesity care growing by 32% at CER, driven by Obesity care increasing by 139% at CER following uptake of Wegovy®. GLP-1 diabetes sales grew by 26% at CER, and insulin sales increased by 13% at CER. Rare disease sales increased by 35% at CER.

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Company announcement No 7 / 2025

Financial report for the period 1 January 2024 to 31 December 2024	Page 13 of 35

PROFIT AND LOSS	Q4 2024	Q4 2023	% change Q4 2024 to Q4 2023	% change Q4 2024 to Q4 2023 at CER

Net sales	85,683	65,863	30%	30%

Gross profit	72,659	55,849	30%	30%
Gross margin	84.8%	84.8%

Sales and distribution costs	(18,701)	(17,170)	9%	9%
Percentage of sales	21.8%	26.1%

Research and development costs	(13,802)	(10,460)	32%	31%
Percentage of sales	16.1%	15.9%

Administrative costs	(1,580)	(1,456)	9%	9%
Percentage of sales	1.8%	2.2%

Other operating income and expenses	(1,839)	3	N/A	N/A

Operating profit (EBIT)	36,737	26,766	37%	37%
Operating margin	42.9%	40.6%

Financial items (net)	(1,180)	854	N/A	N/A

Profit before income taxes	35,557	27,620	29%	N/A

Income taxes	(7,327)	(5,657)	30%	N/A
Effective tax rate	20.6%	20.5%

Net profit	28,230	21,963	29%	N/A
Net profit margin	32.9%	33.3%

Costs and operating profit
The gross margin was realised at 84.8% in the fourth quarter of 2024 compared with 84.8% in 2023. The gross margin is unchanged due to a positive product mix driven by increased sales of GLP-1-based treatments and a positive price impact due to gross-to-net sales adjustments in the US. This is partially countered by costs related to ongoing capacity expansions as well as costs related to impairments of assets, as well as Catalent amortisations

Sales and distribution costs increased by 9% in both Danish kroner and at CER compared with 2023, impacted by adjustments to legal provisions in 2023. The increase in costs is driven by both North America Operations and International Operations. In North America Operations, the cost increase is mainly driven by promotional activities related to Wegovy®. In International Operations, the increase is mainly related to Obesity care market development activities and Wegovy® launch activities. Sales and distribution costs amounted to 21.8% as a percentage of sales.
Research and development costs increased by 32% measured in Danish kroner and by 31% at CER compared with 2023. This is driven by both increased late-stage clinical trial and research activities mainly related to Diabetes and Obesity Care as well as impairments related to intangible assets. Research and development costs amounted to 16.1% as a percentage of sales.
Administrative costs increased by 9% in both Danish kroner and at CER compared with the same period in 2023. Administration costs amounted to 1.8% as a percentage of sales.

Other operating income and expenses showed a loss of DKK 1,839 million in the fourth quarter of 2024. The loss is mainly reflecting impairments related to a partnership agreement of a company previously acquired by Novo Nordisk and transaction costs related to the Catalent transaction.

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Company announcement No 7 / 2025

Financial report for the period 1 January 2024 to 31 December 2024	Page 14 of 35
Operating profit increased by 37% in both Danish kroner and at CER compared with the fourth quarter of 2023. EBITDA increased by both 41%, measured in Danish kroner and by 41% at CER.

Financial items (net) showed a net loss of DKK 1,180 million compared with a net gain of DKK 854 million in the fourth quarter of 2023, mainly reflecting losses on hedged currencies, primarily the US dollar.

The effective tax rate is 20.6% in the fourth quarter of 2024 compared with an effective tax rate of 20.5% in the fourth quarter of 2023.

Net profit increased by 29% to DKK 28,230 million and diluted earnings per share increased by 29% to DKK 6.34.

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Company announcement No 7 / 2025

Financial report for the period 1 January 2024 to 31 December 2024	Page 15 of 35
CASH FLOW AND CAPITAL ALLOCATION

FREE CASH FLOW IN 2024 AND CAPITAL EXPENDITURE
Free cash flow in 2024 was realised at DKK (14.7) billion compared to DKK 68.3 billion in 2023. The lower free cash flow in 2024 is mainly impacted by the USD 11.7 billion acquisition price related to the three Catalent manufacturing sites. Free cash flow is also impacted by increasing capital expenditure, partially countered by net cash generated from operating activities.

Capital expenditure for property, plant and equipment was DKK 47.2 billion compared with DKK 25.8 billion in 2023, primarily reflecting investments in additional capacity for active pharmaceutical ingredient (API) production and fill-finish capacity for both current and future injectable and oral products. Capital expenditure related to intangible assets was DKK 4.1 billion in 2024 compared with DKK 13.1 billion in 2023, reflecting business development activities.

Income under the 340B Program has been partially recognised.

Novo Nordisk has acquired three fill-finish sites from Novo Holdings A/S in connection with the Catalent, Inc. transaction
In February 2024, Novo Nordisk announced an agreement to acquire three fill-finish sites from Novo Holdings A/S (Novo Holdings) in connection with a transaction where Novo Holdings has agreed to acquire Catalent, Inc. (Catalent), a global contract development and manufacturing organisation. As announced, the acquisition was completed on 18 December 2024. For further information, please see the company announcement here: https://www.novonordisk.com/news-and-media/news-and-ir-materials/news-details.html?id=915081#:~:text=The%20acquisition%20of%20Catalent%20by,from%20Novo%20Holdings%20A%2FS (The contents of the company's website do not form a part of this Form 6-K).

EQUITY AND CAPITAL ALLOCATION
Total equity was DKK 143,486 million at the end of 2024, equivalent to 30.8% of total assets, compared with 33.9% at the end of 2023. Please refer to appendix 5 for further elaboration of changes in equity. Novo Nordisk returned DKK 64.3 billion to shareholders via DKK 20.2 billion share buybacks and DKK 44.1 billion dividend during 2024.

Proposed final dividend of DKK 7.90 for each Novo Nordisk A and B share of DKK 0.10
At the Annual General Meeting on 27 March 2025, the Board of Directors will propose a final dividend of DKK 7.90 for each Novo Nordisk A and B share of DKK 0.10. The total dividend for 2024 of DKK 11.40 for each Novo Nordisk A and B share of DKK 0.10 includes both the interim dividend of DKK 3.50 for each Novo Nordisk A and B share of DKK 0.10, which was paid in August 2024, and the proposed final dividend of DKK 7.90 for each Novo Nordisk A and B share of DKK 0.10 to be paid 1 April 2025. Hence, the total dividend per share is expected to increase by 21.3% compared with the 2023 dividend of DKK 9.40 for each Novo Nordisk A and B share of DKK 0.10. The total dividend for 2024 corresponds to a payout ratio of 50.2% which is similar to the payout ratio for Novo Nordisk's peer group of comparable pharmaceutical companies in 2023. No dividend will be paid on the company's holding of own B shares.

Share repurchase programme
As of 3 February 2025, Novo Nordisk has repurchased 24,802,593 B shares of DKK 0.10 for an amount of DKK 20 billion as part of the overall share repurchase programme of up to DKK 20 billion to be executed during a 12-month period beginning 6 February 2024. The purpose of the programme was to reduce the company's share capital and to meet obligations arising from share-based incentive programmes. The programme was concluded on 3 February 2025. As of 3 February 2025, Novo Nordisk and its wholly-owned affiliates owned 25,947,151 of its own B shares, corresponding to 0.6% of the total share capital.

Novo Nordisk’s capital allocation priorities focus on attractive internal growth investments, including the significant supply chain expansion and a dividend pay-out ratio around 50% of net profit. Following the further step-up in CAPEX investments in 2025, Novo Nordisk is not initiating a new share buyback programme. An authorisation to the Board of Directors to buy back shares will, however, in line with previous years, be proposed at the Annual General Meeting should the initiation of a share buyback programme later be deemed relevant. As the Board of Directors prioritises to meet obligations arising from

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Company announcement No 7 / 2025

Financial report for the period 1 January 2024 to 31 December 2024	Page 16 of 35
current and future share-based incentive programmes, a reduction in the B share capital will not be proposed at the Annual General Meeting in March 2025.

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Company announcement No 7 / 2025

Financial report for the period 1 January 2024 to 31 December 2024	Page 17 of 35
OUTLOOK
The current expectations for 2025 are summarised in the table below:

r

Expectations are as reported, if not otherwise stated	Expectations 5 February 2025

Sales growth
at CER	16% to 24%
as reported	Around 3 percentage points higher than at CER

Operating profit growth
at CER	19% and 27%
as reported	Around 5 percentage points higher than at CER

Financial items (net)	Loss of around 9 bDKK

Effective tax rate	21% to 23%

Capital expenditure (PP&E)	Around 65 bDKK

Depreciation, amortisation and impairment losses	Around DKK 17 billion

Free cash flow (excluding impact from business development)	Between 75 and 85 bDKK

Sales growth is expected to be 16% to 24% at CER. Given the current exchange rates versus the Danish krone, sales growth reported in DKK is expected to be 3 percentage points higher than at CER.

The guidance reflects expectations for sales growth in both North America Operations and International Operations, mainly driven by volume growth of GLP-1-based treatments for Obesity and Diabetes care. Intensifying competition and continued pricing pressure within Diabetes and Obesity care is included in the guidance.

Following higher-than-expected volume growth in recent years, including GLP-1-based products such as Ozempic® and Wegovy®, combined with the expectation of continued volume growth and capacity limitations at some manufacturing sites, the outlook also reflects expected continued periodic supply constraints and related drug shortage notifications across a number of products and geographies. Novo Nordisk is investing in internal and external capacity to increase supply both short and long-term.

Operating profit growth is expected to be 19% to 27% at CER. Given the current exchange rates versus the Danish krone, growth reported in DKK is expected to be 5 percentage points higher than at CER. The expectation for operating profit growth primarily reflects the sales growth outlook and continued investments in future and current growth drivers within Research, Development, Commercial and Manufacturing. Within R&D, investments are related to the continued expansion and progression of the early and late-stage pipeline. Commercial investments are mainly related to Obesity care market development and activities as well as investments within GLP-1 diabetes care. Within Manufacturing, investments are mainly related to ongoing scaling of capacity efforts, and a negative mid-single-digit operating profit growth impact related to the acquisition of the three Catalent manufacturing sites is also included in the guidance.

Novo Nordisk expects financial items (net) for 2025 to amount to a loss of around DKK 9 billion. This is driven by expected losses on hedged currencies, primarily the US dollar due to the increased USD/DKK rate, and increased interest expenses related to funding of the Catalent transaction, as the acquisition is mainly debt-financed.

The effective tax rate for 2025 is expected to be in the range of 21-23%. The increase compared to 2024 is mainly driven by country and therapy sales mix.

Capital expenditure is expected to be around 65 billion DKK in 2025, reflecting expansion of the global supply chain. The investments will create additional capacity across the supply chain, including manufacturing of active pharmaceutical ingredients (API), additional aseptic production and finished production processes as well as packaging capacity. In the coming years, the capital expenditure to sales ratio is still expected to be low double-digit.

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Company announcement No 7 / 2025

Financial report for the period 1 January 2024 to 31 December 2024	Page 18 of 35
Depreciation, amortisation and impairment losses are expected to be around DKK 17 billion, and include depreciations and amortisations related to the Catalent transaction.

The free cash flow is expected to be DKK 75-85 billion reflecting the sales growth, a favourable impact from rebates in the US, countered by increased investments in capital expenditure.

All of the above expectations are based on assumptions that the global or regional macroeconomic and political environment will not significantly change business conditions for Novo Nordisk during 2025, including energy and supply chain disruptions, the potential implications from major healthcare reforms and legislative changes, taxation changes, including changes in tariffs and duties, as well as outcome of legal cases including litigations related to the 340B Drug Pricing Program in the US, and that the currency exchange rates, especially the US dollar, will remain at the current level versus the Danish krone. The guidance is also based on assumptions in relation to the estimation of gross-to-net developments in the US gross sales. Finally, the guidance does not include the financial implications of any new significant business development transactions and significant impairments of intangible assets during 2025.

FX (average rates)	Q4 2024	Q4 2023	% change	2024	2023	% change	Spot rate 30 January 2025

USD	697	694	0%	689	689	0%	717
CNY	97	96	1%	96	97	(1%)	99
JPY	4.59	4.69	(2%)	4.56	4.91	(7%)	4.65
CAD	500	509	(2%)	503	511	(2%)	498
BRL	120	140	(14%)	129	138	(7%)	121

Novo Nordisk has hedged expected net cash flows in a number of invoicing currencies, and, all other things being equal, movements in key invoicing currencies will impact Novo Nordisk’s operating profit as outlined in the table below.

Key invoicing currencies	Impact on Novo Nordisk's operating profit in the next 12 months of a 5% movement in currency	Hedging period (months)[1]

USD	DKK 7,400 million	12
CNY[2]	DKK 670 million	12
CAD	DKK 490 million	0
BRL	DKK 260 million	0
JPY	DKK 210 million	12

1) As of 31 December 2024.
2) Chinese yuan traded offshore (CNH) used as proxy when hedging Novo Nordisk’s CNY currency exposure.

The financial impact from foreign exchange hedging is included in Financial items (net).

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Company announcement No 7 / 2025

Financial report for the period 1 January 2024 to 31 December 2024	Page 19 of 35
INNOVATION AND THERAPEUTIC FOCUS
Diabetes care
Regulatory approvals for Ozempic® label expansion in the EU and US to reflect data from the kidney outcomes trial FLOW
In December 2024, Novo Nordisk announced that the European Medicines Agency’s (EMA) Committee for Medicinal Products for Human Use (CHMP) adopted a positive opinion for an update of the Ozempic® label to reflect data from the kidney outcomes trial FLOW. For further information, please see the company announcement here: https://www.novonordisk.com/news-and-media/news-and-ir-materials/news-details.html?id=915077 (The contents of the company's website do not form a part of this Form 6-K).
. Similarly, in January 2025, the Ozempic® label expansion update related to the FLOW trial was approved by the US Food and Drug Administration (FDA). In the FLOW trial, semaglutide 1.0 mg demonstrated a 24% reduction in the risk of kidney disease-related events in people with type 2 diabetes and chronic kidney disease. In the trial, semaglutide 1.0 mg appeared to have a safe and well-tolerated profile in line with previous semaglutide 1.0 mg trials.

Once-weekly IcoSema submitted for regulatory approval in China
In November 2024, Novo Nordisk submitted IcoSema, a once-weekly combination of basal insulin icodec and semaglutide, to the Centre for Drug Evaluation (CDE) for regulatory approval in China.

Update on regulatory submissions for Ozempic® in the EU and US to reflect data from the functional outcomes trial STRIDE
In December 2024 and January 2025, Novo Nordisk submitted a supplemental New Drug Application (sNDA) to the US FDA and a Type II variant application to the EMA, respectively, for Ozempic® for the indication of peripheral artery disease. The data are based on the STRIDE trial which achieved its primary objective by demonstrating a statistically significant and superior improvement in maximum walking distance of 13% for people treated with semaglutide 1.0 mg compared to placebo. In the trial, semaglutide 1.0 mg appeared to have a safe and well-tolerated profile in line with previous semaglutide 1.0 mg trials.

Update on regulatory milestones for oral semaglutide (Rybelsus®) in the EU and US
In December 2024 and January 2025, Novo Nordisk submitted a supplemental New Drug Application (sNDA) to the US FDA and a Type II variant application to the EMA, respectively, for Rybelsus® for the indication of reducing the risk of major adverse cardiovascular events (cardiovascular death, non-fatal heart attack or non-fatal stroke) in people with type 2 diabetes and established cardiovascular disease and/or chronic kidney disease. This is based on data from the SOUL trial which achieved its primary objective by demonstrating a statistically significant and superior reduction in major adverse cardiovascular events (MACE) of 14% for people treated with oral semaglutide compared to placebo. As part of standard of care, 49% of patients received SGLT2i at some point during the trial. In the trial, oral semaglutide appeared to have a safe and well-tolerated profile in line with previous oral semaglutide trials. Further, in January 2025, the US FDA granted a marketing authorisation of a formulation change application in the US to introduce 1.5 mg, 4 mg and 9 mg daily doses of or Rybelsus® equivalent to 3 mg, 7 mg and 14 mg doses, respectively.

Phase 2a trial with monlunabant in diabetic kidney disease completed
In November 2024, Novo Nordisk completed a phase 2 trial in participants with diabetic kidney disease treated with monlunabant, a small molecule oral cannabinoid receptor 1 (CB1) inverse agonist. The trial investigated the efficacy and safety of a once-daily 10 mg and 25 mg dose of monlunabant compared to placebo on Urine Albumin-Creatinine ratio (uACR) after 16 weeks in 254 people with diabetic kidney disease. The trial did not meet its primary endpoint of a statistical significant improvement on uACR with monlunabant versus placebo. In the trial, the most common adverse events were gastrointestinal, with the vast majority being mild to moderate in severity. Reporting of mild to moderate neuropsychiatric side effects was more frequent with monlunabant compared to placebo. Following the completion of this phase 2 trial, monlunabant in kidney disease is being evaluated for further clinical development.

Phase 1 trial with glucose-sensitive insulin NN1644 initiated
In November 2024, Novo Nordisk initiated a phase 1 trial with a subcutaneously administrated glucose-sensitive insulin NN1644. The trial is investigating safety, tolerability, pharmacokinetics and pharmacodynamics of different doses of a glucose-sensitive insulin NN1644 in healthy volunteers and people with type 1 diabetes.

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Company announcement No 7 / 2025

Financial report for the period 1 January 2024 to 31 December 2024	Page 20 of 35

Obesity care
Re-submission to the US FDA of the results from the Wegovy® STEP HFpEF trials
In January 2025, Novo Nordisk re-submitted the results from the HFpEF trials to FDA in the US with data from FLOW and SOUL included.

Next steps for oral semaglutide 25 mg in people with obesity or overweight
In June 2024, Novo Nordisk successfully completed OASIS 4, a phase 3b trial in the global OASIS programme. OASIS 4 was a 64-week, efficacy and safety trial comparing once-daily oral semaglutide 25 mg for weight management to placebo in 307 adults with obesity or overweight with one or more comorbidities. From a baseline bodyweight of 105.9 kg, oral semaglutide 25 mg achieved 16.6% weight loss compared to a 2.7% reduction with placebo in adults with obesity or overweight (if all participants adhered to treatment). When applying the treatment policy estimand, oral semaglutide 25 mg achieved 13.6% weight loss compared to 2.2% reduction with placebo. In the trial, oral semaglutide 25 mg appeared to have a safe and well-tolerated profile. Novo Nordisk expects to file for regulatory approval with the US FDA within the next few months.

Phase 3b trial (STEP UP) with semaglutide 7.2 mg in people with obesity successfully completed
In January 2025, Novo Nordisk announced headline results from STEP UP, a phase 3b trial in the global STEP programme. STEP UP is a 72-week efficacy and safety trial investigating subcutaneous semaglutide 7.2 mg compared to semaglutide 2.4 mg and placebo, all administered once weekly. When evaluating the effects of treatment if all people adhered to treatment from a mean baseline body weight of 113 kg, people treated with semaglutide 7.2 mg achieved a superior weight loss of 20.7% after 72 weeks compared to a reduction of 17.5% with semaglutide 2.4 mg and 2.4% with placebo. In the trial, semaglutide 7.2 mg appeared to have a safe and well-tolerated profile. For further information, please see the company announcement here: https://www.novonordisk.com/news-and-media/news-and-ir-materials/news-details.html?id=915087 (The contents of the company's website do not form a part of this Form 6-K).

Phase 3b trial (STEP UP T2D) with semaglutide 7.2 mg in people with obesity and diabetes successfully completed
In January 2025, Novo Nordisk successfully completed STEP-UP T2D, a phase 3b trial in the global STEP programme. STEP-UP T2D was a 72-week trial investigating efficacy of semaglutide 7.2 mg compared to placebo, and safety of semaglutide 7.2 mg compared to semaglutide 2.4 mg and placebo, all administered subcutaneously once-weekly, in 512 adults with obesity and type 2 diabetes. The trial met its co-primary endpoints. From an overall baseline bodyweight of 110.1 kg, semaglutide 7.2 mg achieved 13.2% weight loss compared to 10.4% with semaglutide 2.4 mg and 3.9% with placebo (14.1% weight loss compared to a 10.7% and 3.6% reduction, respectively, if all people adhered to treatment). In the trial, semaglutide 7.2 mg appeared to have a safe and well-tolerated profile. The most common adverse events were gastrointestinal, and the vast majority were mild to moderate and diminished over time, consistent with the GLP-1 receptor agonist class.

CagriSema demonstrated superior weight loss in adults with obesity or overweight in the phase 3 trial, REDEFINE 1
In December 2024, Novo Nordisk announced headline results from REDEFINE 1, a 68-week efficacy and safety trial investigating subcutaneous CagriSema (a fixed dose combination of cagrilintide 2.4 mg and semaglutide 2.4 mg) compared to the individual components cagrilintide 2.4 mg, semaglutide 2.4 mg and placebo. After 68 weeks, if all people adhered to treatment and from a baseline bodyweight of 106.9 kg, CagriSema achieved a superior weight loss of 22.7% compared to a reduction of 11.8% with cagrilintide 2.4 mg, 16.1% with semaglutide 2.4 mg and 2.3% with placebo alone. In the trial, CagriSema, cagrilintide 2.4 mg and semaglutide 2.4 mg appeared to have a safe and well-tolerated profile. For further information, please see the company announcement here: https://www.novonordisk.com/news-and-media/news-and-ir-materials/news-details.html?id=915082 (The contents of the company's website do not form a part of this Form 6-K)..

The results from the second pivotal phase 3 trial, REDEFINE 2, in adults with type 2 diabetes and either obesity or overweight are expected during the first quarter of 2025. To explore further weight loss potential of CagriSema, Novo Nordisk plans to initiate a new phase 3 trial in 2025. In order to secure supply chain readiness, Novo Nordisk now expects to file for the first regulatory approval of CagriSema during the first quarter of 2026.

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Company announcement No 7 / 2025

Financial report for the period 1 January 2024 to 31 December 2024	Page 21 of 35
Novo Nordisk successfully completes phase 1b/2a trial with subcutaneous amycretin in people with overweight or obesity
In January 2025, Novo Nordisk announced headline results from a phase 1b/2a trial investigating the safety, tolerability, pharmacokinetics, and proof of concept after once-weekly subcutaneous administrations of amycretin in 125 people with overweight or obesity. The primary endpoint was treatment emergent adverse events. The safety profile of amycretin was consistent with incretin-based therapies. The most common adverse events with amycretin were gastrointestinal and the vast majority were mild to moderate in severity. When evaluating the effects of treatment if all people adhered to treatment from a mean baseline body weight of 92.7 kg, people treated with amycretin achieved an estimated body weight loss of 9.7% on 1.25 mg (20 weeks), 16.2% on 5 mg (28 weeks) and 22.0% on 20 mg (36 weeks). Based on the results, Novo Nordisk is now planning further clinical development of amycretin in adults with overweight or obesity. For further information, please see the company announcement here: https://www.novonordisk.com/news-and-media/news-and-ir-materials/news-details.html?id=915251#:~:text=Amycretin%20is%20a%20unimolecular%20long,for%20oral%20and%20subcutaneous%20administration (The contents of the company's website do not form a part of this Form 6-K).

Phase 1 trial with a tri-agonist (Triple) initiated
In December 2024, Novo Nordisk initiated a phase 1 trial with a once-weekly subcutaneous tri-agonist (Triple). The trial is investigating the safety, tolerability, pharmacokinetics and pharmacodynamics of different doses of Triple in people with overweight or obesity.

Phase 1 trial with amylin 1213 initiated
In December 2024, Novo Nordisk initiated a phase 1 trial with once-weekly subcutaneous amylin 1213. The trial is investigating safety, tolerability, pharmacokinetics and pharmacodynamics of amylin 1213 in people with overweight or obesity.

Rare disease
Concizumab regulatory milestones within haemophilia
In December 2024, concizumab was approved in the US and EU for the treatment of haemophilia A and B with inhibitors. Concizumab was approved under the brand name Alhemo®. In January 2025, concizumab was submitted in the EU for the treatment of haemophilia A and B without inhibitors.

Cardiovascular & Emerging Therapy Areas
Phase 2 trial initiated with a once-weekly subcutaneous dual GIP/GLP-1 agonist in people with chronic kidney disease
In December 2024, Novo Nordisk initiated a phase 2 trial with a subcutaneous once-weekly dual GIP/GLP-1 agonist in approximately 450 people with chronic kidney disease, with or without type 2 diabetes and with overweight or obesity. The trial is investigating safety and efficacy of different doses of GIP/GLP-1.

Technology platforms
Phase 1 trial with DCR-XDH using the GalXC-Plus™ platform initiated
In December 2024, Novo Nordisk initiated a phase 1 trial with DCR-XDH using the GalXC-Plus™ platform. DCR-XDH is an siRNA, developed to treat gout with the goal of silencing xanthine dehydrogenase. The phase 1 trial, using the proprietary platform GalXC-Plus™, aims to address an intracellular target outside the liver and evaluate safety and tolerability in healthy volunteers with asymptomatic hyperuricemia.

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Company announcement No 7 / 2025

Financial report for the period 1 January 2024 to 31 December 2024	Page 22 of 35
PURPOSE AND SUSTAINABILITY1
ENVIRONMENT

ENVIRONMENTAL PERFORMANCE	Unit	2024	2023	% change 2024 to 2023

			781
Total CO2e emissions	1,000 tonnes CO2e	2,261	1,836	23%
- Scope 1 CO2e emissions[1]	1,000 tonnes CO2e	85	78	9%
- Scope 2 CO2e emissions[2]	1,000 tonnes CO2e	16	15	7%
- Scope 3 CO2e emissions[3]	1,000 tonnes CO2e	2,160	1,743	24%

1. Scope 1: Direct CO2e emissions from sources that are owned or controlled by the Novo Nordisk Group.
2. Scope 2: Indirect emissions from purchased electricity, heat and steam. Market-based emissions are calculated based on CO2e emission factors from the previous year.
3. Scope 3: Indirect emissions from Novo Nordisk full value chain.

Emissions
Novo Nordisk aims to reach zero CO2e emissions from operations and transportation by 2030. Further, the aim is that goods and services from suppliers will be based on 100% sourced renewable power by 2030. In 2024, Novo Nordisk has reduced CO2e emissions from operations and transportation (Scope 1, 2 and partial Scope 3) by 38% compared to 2019. The reduction is driven by decarbonisation initiatives, including increased usage of renewable energy and biofuel as well as reduced business flights.

Compared to 2023, Scope 1 CO2e emissions increased by 9%, reflecting increased production volumes. This is partially countered by energy-saving initiatives.

Scope 2 CO2e emissions increased by 7% compared to 2023, mainly reflecting the expansion of facilities, partially countered by an increase in the usage of renewable energy sources.

Scope 3 CO2e emissions increased by 24% compared to 2023 due to increased investments in capital expenditure for property, plant and equipment.

SOCIAL

SOCIAL PERFORMANCE	Unit	2024	2023	% change 2024 to 2023

Patients
Total numbers of patients reached	Estimate in millions[1]	45.2	41.6	9%
–Patients reached with Novo Nordisk's Diabetes care products	Estimate in millions[1]	43.0	40.5	6%
–Patients reached with Novo Nordisk's Obesity care products	Estimate in millions[1]	2.2	1.1	100%
Children reached through the Changing Diabetes® in Children programme	Number of children[2]	64,743	52,249	24%

Sustainable employer
Gender in leadership positions[3]	Men:women	53:47	54:46	N/A
Gender in senior leadership positions[4]	Men:women	58:42	59:41	N/A

1. Calculated as a moving annual total. The estimated total number of full-year patients reached over a 12-month period.
2. Total cumulative number of children. The number of children reached with Diabetes care treatment through the Changing Diabetes® in Children programme since the initiation of the partnership in 2009.
3. Defined as team leaders, managers, directors, vice presidents, corporate vice presidents, senior vice presidents and executive management.
4. Defined as vice presidents, corporate vice presidents, senior vice presidents and executive management.

1 The impact of the Catalent acquisition has been deemed immaterial and is not included in our Sustainability statement.

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Company announcement No 7 / 2025

Financial report for the period 1 January 2024 to 31 December 2024	Page 23 of 35

Patients
The number of people reached with Novo Nordisk products, across Diabetes and Obesity care, was 45.2 million at the end of 2024. This represents a net increase of 3.6 million patients compared to the end of 2023.

The Changing Diabetes® in Children programme aims to reach 100,000 children by 2030. By the end of 2024, more than 64,743 children were reached with Diabetes care treatment, an increase of 24% compared to the end 2023.

Sustainable employer
Novo Nordisk aspires to be a sustainable employer. In 2021, two aspirational gender diversity targets were launched; achieve a balanced gender representation across all managerial levels and achieve a minimum of 45% women and a minimum of 45% men in senior leadership positions by the end of 2025.

At the end of 2024, 47% of all leaders were women and 42% of leaders in senior leadership positions were women, compared to 46% and 41%, respectively, at the end of 2023.

The number of full-time employees at the end of 2024 increased by 20% compared to 12 months ago. The total number of full-time employees was 76,3022. The increase is mainly driven by Product Supply.

International crises, geopolitical tensions and natural disasters
Novo Nordisk is committed to supporting the wellbeing of our employees and ensuring uninterrupted access to essential medicines during humanitarian crises. Our priorities include safeguarding our workforce and collaborating with humanitarian organisations to provide critical medications to affected regions.

In recent crises, including the Israel-Hamas conflict and Russia's invasion of Ukraine, we have maintained essential supplies to ensure patients can continue their treatments, underscoring our dedication to supporting communities in need.

Corporate Governance
Long-term incentive programme 2025
The Board of Directors has established a long-term incentive programme for 2025 covering Executive Management and, in line with previous years, a number of mid to senior managers (in total approximately 3,600 employees) with a three-year performance period (2025-2027). The measures are linked to the Strategic Aspirations 2025. Within Purpose &
Sustainability measures are mainly linked to social and environmental activities and within Innovation & Therapeutic Focus, the measures include key R&D activities. For Commercial Execution, the measure is sales growth and for Financials, the measure is operating profit growth. Around 1.6 million Novo Nordisk B shares may be allocated at target (at maximum target achievement, the number of shares is around 4.2 million), and the value at launch of the programme will be based on the average share price for Novo Nordisk B shares on Nasdaq Copenhagen in the 15 days trading window (5 February to 19 February 2025) following the release of the Annual Report for 2024. It is currently estimated that the value at target is approximately DKK 1 billion.

Remuneration Report 2024
Novo Nordisk has prepared a separate Remuneration Report describing the remuneration awarded or due during 2024 to the Board members and Executives as registered with the Danish Business Authority. The Remuneration Report will be submitted to the Annual General Meeting for an advisory vote. The Remuneration Report is available at novonordisk.com.
2 This figure includes the new employees related to the Catalent acquisition.

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Company announcement No 7 / 2025

Financial report for the period 1 January 2024 to 31 December 2024	Page 24 of 35
LEGAL MATTERS
Update on ANDAs with the FDA relating to semaglutide
Novo Nordisk has received notifications from several manufacturers that they have filed ANDAs with the FDA for generic versions of Ozempic®, Wegovy® and Rybelsus®, respectively. Novo Nordisk has filed complaints for patent infringement against these manufacturers. Novo Nordisk has now reached settlement agreements with all of these manufacturers concerning Ozempic®. The terms of the agreements are confidential. These agreements are reviewed by the U.S. Federal Trade Commission and the U.S. Department of Justice. Novo Nordisk does not expect these matters to have a material impact on Novo Nordisk’s financial position, operating profit or cash flow.

Securities class-action lawsuit filed against Novo Nordisk A/S
On 24 January 2025, a class-action lawsuit was filed against Novo Nordisk A/S, Chief Executive Officer Lars Fruergaard Jørgensen and Executive Vice President, Development Martin Holst Lange in the United States District Court for the District of New Jersey by a proposed class of purchasers of Novo Nordisk American Depository Receipts (ADRs) between 2 November 2022 and 19 December 2024. The lawsuit relates to REDEFINE 1 and alleges that the company failed to disclose or otherwise misled investors as to the nature of the dosages provided to patients in the study and that the company misleadingly exhibited confidence in its expected 25% average weight loss outcome. Novo Nordisk does not expect the litigation to have a material impact on Novo Nordisk’s financial position, operating profit or cash flow.

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Company announcement No 7 / 2025

Financial report for the period 1 January 2024 to 31 December 2024	Page 25 of 35
STATEMENT BY THE BOARD OF DIRECTORS AND EXECUTIVE MANAGEMENT
The Board of Directors and Executive Management have today considered and approved the Annual Report 2024 of Novo Nordisk A/S for the financial year 1 January 2024 - 31 December 2024, including the audited consolidated financial statements and reviewed Sustainability statement. The Board of Directors and Executive Management have also today approved this financial report containing condensed financial information and condensed sustainability information for 2024.

The condensed financial information in this financial report has been prepared in accordance with the recognition and measurement requirements in the IFRS Accounting Standards as adopted by the EU, the accounting policies as applied in the audited consolidated financial statements of 2024 and additional disclosure requirements for listed companies.

The condensed sustainability information in this financial report has been prepared in accordance with the ESRS and the accounting policies as applied in the reviewed Sustainability statement.

In our opinion, the accounting policies used are appropriate, and the overall presentation of this financial report is adequate. Furthermore, in our opinion, this financial report includes a true and fair view of the financial position at 31 December 2024 as well as of the results of the operations, the cash flows and the sustainability performance for the financial year 1 January - 31 December 2024.

Bagsværd, 5 February 2025

Executive Management:

Lars Fruergaard Jørgensen President and CEO	Karsten Munk Knudsen CFO

Board of Directors:

Helge Lund Chair	Henrik Poulsen Vice chair	Elisabeth Dahl Christensen

Laurence Debroux	Andreas Fibig	Sylvie Grégoire

Liselotte Hyveled	Mette Bøjer Jensen	Kasim Kutay

Christina Law	Martin Mackay	Thomas Rantzau

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Company announcement No 7 / 2025

Financial report for the period 1 January 2024 to 31 December 2024	Page 26 of 35
About Novo Nordisk
Novo Nordisk is a leading global healthcare company founded in 1923 and headquartered in Denmark. Our purpose is to drive change to defeat serious chronic diseases built upon our heritage in diabetes. We do so by pioneering scientific breakthroughs, expanding access to our medicines and working to prevent and ultimately cure disease. Novo Nordisk employs about 76,300 people in 80 countries and markets its products in around 170 countries. Novo Nordisk's B shares are listed on Nasdaq Copenhagen (Novo-B). Its ADRs are listed on the New York Stock Exchange (NVO). For more information, visit novonordisk.com, Facebook, X, LinkedIn and YouTube.

Financial Calendar
27 March 2025	Annual General meeting
7 May 2025	Financial results for the first three months of 2025
6 August 2025	Financial results for the first six months of 2025
5 November 2025	Financial results for the first nine months of 2025

Contacts for further information
Media:
Ambre James-Brown +45 3079 9289 abmo@novonordisk.com	Liz Skrbkova (US) +1 609 917 0632 lzsk@novonordisk.com

Investors:
Jacob Martin Wiborg Rode +45 3075 5956 jrde@novonordisk.com	Sina Meyer +45 3079 6656 azey@novonordisk.com
Ida Schaap Melvold +45 3077 5649 idmg@novonordisk.com	Frederik Taylor Pitter (US) +1 609 613 0568 fptr@novonordisk.com
Max Ung +45 3077 6414 mxun@novonordisk.com

Forward-looking statements
Novo Nordisk’s statutory Annual Report 2024, Form 20-F, any quarterly financial reports, and written information released, shown, or oral statements made, to the public in the future by or on behalf of Novo Nordisk, may contain certain forward-looking statements relating to the operating, financial and sustainability performance and results of Novo Nordisk and/or the industry in which it operates. Forward-looking statements can be identified by the fact that they do not relate to historical or current facts and include guidance. Words such as ‘believe’, ‘expect’, ‘may’, ‘will’, ‘plan’, ‘strategy’, ‘transition plan’, ‘prospect’, ‘foresee’, ‘estimate’, ‘project’, ‘anticipate’, ‘can’, ‘intend’, ‘target’ and other words and terms of similar meaning in connection with any discussion of future operating, financial or sustainability performance identify forward-looking statements. Examples of such forward-looking statements include, but are not limited to:
Statements of targets, future guidance, (transition) plans, objectives or goals for future operations, including those related to operating, financial and sustainability matters, Novo Nordisk’s products, product research, product development, product introductions and product approvals as well as cooperation in relation thereto;

•Statements containing projections of or targets for revenues, costs, income (or loss), earnings per share, capital expenditures, dividends, capital structure, net financials and other financial measures;
•Statements regarding future economic performance, future actions and outcome of contingencies such as legal proceedings; and
•Statements regarding the assumptions underlying or relating to such statements.
•These statements are based on current plans, estimates, opinions, views and projections. Although Novo Nordisk believes that the expectation reflected in such forward-looking statements are reasonable, there can be no assurance that such expectation will prove to be correct. By their very nature, forward-looking statements involve risks, uncertainties and assumptions, both general and specific, and actual results may differ materially from those contemplated, expressed or implied by any forward-looking statement.

Factors that may affect future results include, but are not limited to, global as well as local political, economic and environmental conditions, such as interest rate and currency exchange rate fluctuations or climate change, delay or failure of projects related to research and/or development, unplanned loss of patents, interruptions of supplies and production, including as a result of interruptions or delays affecting supply chains on which Novo Nordisk relies, shortages of supplies, including energy supplies, product recalls, unexpected contract breaches or terminations, government- mandated or market-driven price decreases for Novo Nordisk’s products, introduction of competing products, reliance on information technology including the risk of cybersecurity breaches, Novo Nordisk’s ability to successfully market current and new products, exposure to product liability and legal proceedings and investigations, changes in governmental laws and related interpretation thereof, including on reimbursement, intellectual property protection and regulatory controls on testing, approval, manufacturing and marketing, and taxation changes, including changes in tariffs and duties, perceived or actual failure to adhere to ethical marketing practices, investments in and divestitures of domestic and foreign companies, unexpected growth in costs and expenses, strikes and other labour market disputes, failure to recruit and retain the right employees, failure to maintain a culture of compliance, epidemics, pandemics or other public health crises, the effects of domestic or international crises, civil unrest, war or other conflict and factors related to the foregoing matters and other factors not specifically identified herein.

For an overview of some, but not all, of the risks that could adversely affect Novo Nordisk’s results or the accuracy of forward-looking statements in the Annual Report 2024, reference is made to the overview of risk factors in ‘Risks’ of the Annual Report 2024.

None of Novo Nordisk or its subsidiaries or any such person's officers, or employees accept any responsibility for the future accuracy of the opinions expressed in the Annual Report 2024, Form 20-F, any quarterly financial reports, and written information released, shown, or oral statements made, to the public in the future by or on behalf of Novo Nordisk or the actual occurrence of the forecasted developments.

Unless required by law, Novo Nordisk has no duty and undertakes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

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Company announcement No 7 / 2025

Financial report for the period 1 January 2024 to 31 December 2024	Page 27 of 35
APPENDIX 1: QUARTERLY NUMBERS IN DKK

(Amounts in DKK million, except number of full-time equivalent employees, earnings per share and number of shares outstanding).
									% change
	2024				2023				Q4 2024 vs.
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4 2023

Net sales	85,683	71,311	68,060	65,349	65,863	58,731	54,300	53,367	30%

Gross profit	72,659	60,003	57,786	55,433	55,849	49,018	46,444	45,185	30%
Gross margin	84.8%	84.1%	84.9%	84.8%	84.8%	83.5%	85.5%	84.7%

Sales and distribution costs	(18,701)	(15,210)	(14,934)	(13,256)	(17,170)	(12,819)	(14,342)	(12,412)	9%
Percentage of sales	21.8%	21.3%	21.9%	20.3%	26.1%	21.8%	26.4%	23.3%
Research and development costs[1]	(13,802)	(9,488)	(16,166)	(8,606)	(10,460)	(8,128)	(7,127)	(6,728)	32%
Percentage of sales	16.1%	13.3%	23.8%	13.2%	15.9%	13.8%	13.1%	12.6%
Administrative costs	(1,580)	(1,382)	(1,157)	(1,157)	(1,456)	(1,256)	(1,072)	(1,071)	9%
Percentage of sales	1.8%	1.9%	1.7%	1.8%	2.2%	2.1%	2.0%	2.0%
Other operating income and expenses	(1,839)	(101)	405	(568)	3	98	(15)	33	N/A

Operating profit (EBIT)	36,737	33,822	25,934	31,846	26,766	26,913	23,888	25,007	37%
Operating margin	42.9%	47.4%	38.1%	48.7%	40.6%	45.8%	44.0%	46.9%

Financial income	3,913	(821)	960	2,146	(944)	3,318	(281)	852	N/A
Financial expenses	(5,093)	1,383	(1,562)	(2,074)	1,798	(2,168)	647	(1,122)	N/A
Financial items (net)	(1,180)	562	(602)	72	854	1,150	366	(270)	(238%)

Profit before income taxes	35,557	34,384	25,332	31,918	27,620	28,063	24,254	24,737	29%

Income taxes	(7,327)	(7,083)	(5,282)	(6,511)	(5,657)	(5,585)	(4,826)	(4,923)	30%

Net profit	28,230	27,301	20,050	25,407	21,963	22,478	19,428	19,814	29%

Depreciation, amortisation and impairment losses[1]	5,198	2,150	8,845	2,914	2,992	2,525	2,177	1,719	74%
Capital expenditure (PP&E)	16,101	12,119	10,470	8,474	9,407	5,828	5,878	4,693	71%
Net cash flows from operating activities	12,301	43,850	50,503	14,314	9,551	40,966	28,577	29,814	29%
EBITDA	41,935	35,972	34,779	34,760	29,758	29,438	26,065	26,726	41%
Free cash flow	(86,467)	30,451	36,289	5,020	(7,250)	30,039	20,773	24,764	N/A

Total assets	465,795	397,441	369,383	298,921	314,486	300,101	280,753	250,025	48%
Total equity	143,486	120,522	112,522	98,911	106,561	92,991	90,473	79,874	35%
Equity ratio	30.8%	30.3%	30.5%	33.1%	33.9%	31.0%	32.2%	31.9%

Full-time equivalent employees end of period	76,302	71,880	69,260	66,015	63,370	61,412	59,337	57,089	20%

Basic earnings per share/ADR (in DKK)	6.34	6.13	4.50	5.70	4.92	5.02	4.33	4.40	29%
Diluted earnings per share/ADR (in DKK)	6.34	6.12	4.49	5.68	4.91	5.00	4.32	4.39	29%
Average number of shares outstanding (million)	4,446.2	4,452.3	4,457.7	4,459.6	4,464.7	4,476.9	4,490.4	4,499.2	0%
Average number of diluted shares outstanding (million)	4,455.5	4,460.5	4,465.4	4,470.5	4,477.4	4,489.0	4,502.6	4,513.2	0%

Sales by business segment:
Total GLP-1	42,173	34,935	37,035	34,982	37,761	30,635	27,925	26,811	12%
Long-acting insulin	5,158	4,035	4,737	5,165	3,726	3,692	3,354	4,133	38%
Premix insulin	2,867	2,518	2,436	2,968	2,123	2,219	2,456	2,776	35%
Fast-acting insulin	6,017	4,150	3,868	4,487	4,142	3,808	3,511	4,488	45%
Human insulin	1,845	1,806	1,571	1,745	1,989	1,626	1,967	2,012	(7%)
Total insulin	15,887	12,509	12,612	14,365	11,980	11,345	11,288	13,409	33%
Other Diabetes care	512	492	533	583	322	594	667	729	59%
Total Diabetes care	58,572	47,936	50,180	49,930	50,063	42,574	39,880	40,949	17%
Wegovy®	19,866	17,304	11,659	9,377	9,614	9,648	7,518	4,563	107%
Saxenda®	1,540	1,497	2,245	1,658	1,615	2,607	2,788	3,279	(5%)
Total Obesity care	21,406	18,801	13,904	11,035	11,229	12,255	10,306	7,842	91%
Diabetes and Obesity care total	79,978	66,737	64,084	60,965	61,292	54,829	50,186	48,791	30%

Rare blood disorders	3,398	2,988	2,864	2,888	2,934	2,957	2,836	3,049	16%
Rare endocrine disorders	1,923	1,227	730	1,113	1,264	542	902	1,128	52%
Other Rare disease	384	359	382	383	373	403	376	399	3%
Rare disease total	5,705	4,574	3,976	4,384	4,571	3,902	4,114	4,576	25%

Sales by geographic segment:
North America Operations	55,364	42,598	40,930	39,280	42,621	35,048	29,663	29,297	30%
- The US	52,372	39,844	38,404	36,782	40,067	32,936	27,209	27,322	31%
International Operations	30,319	28,713	27,130	26,069	23,242	23,683	24,637	24,070	30%
- EMEA	16,759	14,736	14,581	14,326	12,706	12,563	12,856	12,742	32%
- Region China	4,324	4,708	4,963	4,506	3,418	4,341	4,467	4,461	27%
- Rest of World	9,236	9,269	7,586	7,237	7,118	6,779	7,314	6,867	30%

Segment operating profit:
Diabetes and Obesity care	36,044	33,473	26,984	31,218	26,032	26,721	22,707	24,163	38%
Rare disease	693	349	(1,050)	628	734	192	1,181	844	(6%)

1) Research and development expenses include an impairment loss of DKK 5.7 billion in the second quarter of 2024 related to ocedurenone. The impairment loss is recognised in the segment Diabetes and Obesity.

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Company announcement No 7 / 2025

Financial report for the period 1 January 2024 to 31 December 2024	Page 28 of 35
APPENDIX 2: INCOME STATEMENT AND STATEMENT OF COMPREHENSIVE INCOME

DKK million	2024	2023

Income statement

Net sales	290,403	232,261
Cost of goods sold	(44,522)	(35,765)

Gross profit	245,881	196,496

Sales and distribution costs	(62,101)	(56,743)
Research and development costs[1]	(48,062)	(32,443)
Administrative costs	(5,276)	(4,855)
Other operating income and expenses	(2,103)	119

Operating profit	128,339	102,574	102574000000

Financial income	6,198	2,945
Financial expenses	(7,346)	(845)

Profit before income taxes	127,191	104,674

Income taxes	(26,203)	(20,991)

NET PROFIT	100,988	83,683	83683000000

Basic earnings per share (DKK)	22.67	18.67
Diluted earnings per share (DKK)	22.63	18.62

Segment Information

Segment sales:
Diabetes and Obesity care	271,764	215,098
Rare disease	18,639	17,163

Segment operating profit:
Diabetes and Obesity care	127,719	99,623
Operating margin	47.0%	46.3%

Rare disease	620	2,951
Operating margin	3.3%	17.2%

Total segment operating profit	128,339	102,574

Statement of comprehensive income

Net profit	100,988	83,683

Other comprehensive income
Remeasurements of defined benefit obligations	(119)	13

Items that will not be reclassified subsequently to the income statement	(119)	13

Exchange rate adjustments of investments in subsidiaries	3,096	(1,404)
Cash flow hedges:
Realisation of previously deferred (gains)/losses	(1,612)	(1,026)
Deferred gains/(losses) related to acquisition of businesses	1,154	—
Deferred gains/(losses) on hedges open at year-end	(5,763)	1,612
Tax and other items	1,343	(355)

Items that will be reclassified subsequently to the income statement	(1,782)	(1,173)

Other comprehensive income	(1,901)	(1,160)
TOTAL COMPREHENSIVE INCOME	99,087	82,523

1) Research and development expenses include an impairment loss of DKK 5.7 billion in the second quarter of 2024 related to ocedurenone. The impairment loss is recognised in the segment Diabetes and Obesity.

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Company announcement No 7 / 2025

Financial report for the period 1 January 2024 to 31 December 2024	Page 29 of 35
APPENDIX 3: CASH FLOW STATEMENT

DKK million	2024	2023

Net profit	100,988	83,683

Adjustment for non-cash items:
Income taxes in the income statement	26,203	20,991
Depreciation, amortisation and impairment losses	19,107	9,413
Other non-cash items	15,029	33,517
Change in working capital	(11,995)	(13,380)
Interest received	1,884	1,072
Interest paid	(612)	(491)
Income taxes paid	(29,636)	(25,897)

Net cash flows from operating activities	120,968	108,908

Purchase of intangible assets	(4,145)	(13,090)
Purchase of property, plant and equipment	(47,164)	(25,806)
Cash used for acquisition of businesses	(82,163)	—
Proceeds from other financial assets	—	33
Purchase of other financial assets	(786)	(271)
Purchase of marketable securities	(19,028)	(13,018)
Sale of marketable securities	24,391	8,260

Net cash flows from investing activities	(128,895)	(43,892)

Purchase of treasury shares	(20,181)	(29,924)
Dividends paid	(44,140)	(31,767)
Proceeds from borrowings	79,391	—
Repayment of borrowings	(6,335)	(1,467)

Net cash flows from financing activities	8,735	(63,158)

Net cash generated from activities	808	1,858

Cash and cash equivalents at the beginning of the year	14,392	12,653
Exchange gain/(loss) on cash and cash equivalents	455	(119)

Cash and cash equivalents at the end of the year	15,655	14,392

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Company announcement No 7 / 2025

Financial report for the period 1 January 2024 to 31 December 2024	Page 30 of 35
APPENDIX 4: BALANCE SHEET

DKK million	31 Dec 2024	31 Dec 2023

ASSETS

Intangible assets	111,090	60,406
Property, plant and equipment	162,488	90,961
Investments in associated companies	400	410
Deferred income tax assets	24,627	20,380
Other receivables and prepayments	4,016	1,430
Other financial assets	2,277	1,253

TOTAL NON-CURRENT ASSETS	304,898	174,840

Inventories	40,849	31,811
Trade receivables	71,949	64,770
Tax receivables	2,853	2,423
Other receivables and prepayments	12,612	8,068
Marketable securities	10,653	15,838
Derivative financial instruments	6,326	2,344
Cash at bank	15,655	14,392

TOTAL CURRENT ASSETS	160,897	139,646
TOTAL ASSETS	465,795	314,486

EQUITY AND LIABILITIES

Share capital	446	451
Treasury shares	(2)	(5)
Retained earnings	144,448	104,839
Other reserves	(1,406)	1,276

TOTAL EQUITY	143,486	106,561

Borrowings	89,674	20,528
Deferred income tax liabilities	5,426	10,162
Retirement benefit obligations	903	742
Other liabilities	23	189
Provisions	8,755	6,649

Total non-current liabilities	104,781	38,270

Borrowings	13,113	6,478
Trade payables	28,846	25,606
Tax payables	9,716	7,116
Other liabilities	37,993	28,705
Derivative financial instruments	7,531	1,272
Provisions	120,329	100,478

Total current liabilities	217,528	169,655

TOTAL LIABILITIES	322,309	207,925

TOTAL EQUITY AND LIABILITIES	465,795	314,486

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Legal	Financial Information
Company announcement No 7 / 2025

Financial report for the period 1 January 2024 to 31 December 2024	Page 31 of 35
APPENDIX 5: EQUITY STATEMENT

DKK million	Share capital	Treasury shares	Retained earnings	Other reserves	Total

2024

Balance at the beginning of the year	451	(5)	104,839	1,276	106,561
Net profit			100,988		100,988
Other comprehensive income			(119)	(1,782)	(1,901)

Total comprehensive income			100,869	(1,782)	99,087

Transfer of cash flow hedge reserve to intangible assets				(900)	(900)
Transactions with owners:
Dividends			(44,140)		(44,140)
Share-based payments			2,289		2,289
Purchase of treasury shares		(2)	(20,179)		(20,181)
Reduction of the B share capital	(5)	5			—
Tax related to transactions with owners			770		770

Balance at the end of the year	446	(2)	144,448	(1,406)	143,486

At the end of the year proposed final dividends (not yet declared) of DKK 35,100 million (DKK 7.90 per share of DKK 0.10) are included in Retained earnings. No dividend is declared on treasury shares.

DKK million	Share capital	Treasury shares	Retained earnings	Other reserves	Total

2023

Balance at the beginning of the year	456	(6)	80,587	2,449	83,486
Net profit			83,683		83,683
Other comprehensive income			13	(1,173)	(1,160)

Total comprehensive income			83,696	(1,173)	82,523

Transactions with owners:
Dividends			(31,767)		(31,767)
Share-based payments			2,149		2,149
Purchase of treasury shares		(4)	(29,920)		(29,924)
Reduction of the B share capital	(5)	5			—
Tax related to transactions with owners			94		94

Balance at the end of the year	451	(5)	104,839	1,276	106,561

At the end of the year, proposed final dividends of DKK 28,557 million (DKK 6.40 per share of DKK 0.10) are included in Retained earnings. No dividend is declared on treasury shares.

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Company announcement No 7 / 2025

Financial report for the period 1 January 2024 to 31 December 2024	Page 32 of 35
APPENDIX 6: SALES SPLIT PER AREA

Q4 2024 sales split per area

DKK million	Total	North America Operations	The US	International Operations	EMEA	Region China	Rest of World

Diabetes and Obesity care segment
Injectable GLP-1	35,256	27,154	25,261	8,102	4,980	1,179	1,943
% change at CER	10%	10%	11%	10%	31%	(7%)	(13%)
Ozempic®	33,853	26,601	24,735	7,252	4,653	1,015	1,584
% change at CER	12%	13%	13%	12%	31%	(2%)	(16%)
Victoza®	1,403	553	526	850	327	164	359
% change at CER	(22%)	(42%)	(40%)	(1%)	20%	(30%)	0%
Rybelsus®	6,917	3,192	3,116	3,725	2,025	360	1,340
% change at CER	18%	(17%)	(16%)	82%	69%	0%	65%
Total GLP-1	42,173	30,346	28,377	11,827	7,005	1,539	3,283
% change at CER	12%	7%	7%	26%	40%	19%	7%
Long-acting insulin	5,158	1,813	1,643	3,345	1,952	767	626
% change at CER	40%	92%	111%	22%	15%	102%	(3%)
Awiqli®	10	2	—	8	2	6	—
% change at CER	—	—	—	—	—	—	—
Tresiba®	2,735	1,107	952	1,628	976	253	399
% change at CER	45%	160%	241%	12%	18%	21%	(3%)
Xultophy®	1,274	77	76	1,197	584	444	169
% change at CER	64%	16%	16%	68%	24%	386%	17%
Levemir®	1,139	627	615	512	390	64	58
% change at CER	11%	39%	42%	(11%)	(4%)	(21%)	(36%)
Premix insulin	2,867	281	278	2,586	673	1,130	783
% change at CER	33%	0%	0%	18%	10%	17%	27%
Ryzodeg®	1,346	—	—	1,346	162	764	420
% change at CER	48%	—	—	48%	22%	68%	29%
NovoMix®	1,521	281	278	1,240	511	366	363
% change at CER	23%	0%	0%	(4%)	6%	(29%)	25%
Fast-acting insulin	6,017	3,305	3,261	2,712	1,821	303	588
% change at CER	45%	108%	113%	6%	7%	(9%)	13%
Fiasp®	343	(92)	(104)	435	353	—	82
% change at CER	(45%)	(141%)	(149%)	8%	2%	—	40%
NovoRapid®	5,674	3,397	3,365	2,277	1,468	303	506
% change at CER	62%	149%	155%	6%	9%	(9%)	10%
Human insulin	1,845	525	515	1,320	417	170	733
% change at CER	11%	73%	77%	(2%)	(7%)	(41%)	17%
Total insulin	15,887	5,924	5,697	9,963	4,863	2,370	2,730
% change at CER	36%	112%	123%	13%	9%	20%	13%
Other Diabetes care[1]	512	62	51	450	169	174	107
% change at CER	(13%)	(48%)	(51%)	(4%)	(6%)	(9%)	7%
Total Diabetes care	58,572	36,332	34,125	22,240	12,037	4,083	6,120
% change at CER	17%	16%	17%	19%	25%	18%	10%
Wegovy®	19,866	15,623	15,143	4,243	2,624	30	1,589
% change at CER	107%	81%	75%	329%	159%	—	—
Saxenda®	1,540	411	298	1,129	576	24	529
% change at CER	(3%)	26%	106%	(10%)	(18%)	41%	(1%)
Total Obesity care	21,406	16,034	15,441	5,372	3,200	54	2,118
% change at CER	91%	79%	75%	139%	86%	224%	295%
Diabetes and Obesity care total	79,978	52,366	49,566	27,612	15,237	4,137	8,238
% change at CER	31%	30%	31%	32%	34%	19%	35%

Rare disease segment
Rare blood disorders[2]	3,398	1,516	1,446	1,882	1,072	151	659
% change at CER	16%	(1%)	(2%)	35%	17%	0%	44%
Haemophilia A	670	129	126	541	328	79	134
% change at CER	29%	130%	128%	17%	3%	0%	(18%)
Haemophilia B	378	196	151	182	126	3	53
% change at CER	15%	24%	18%	7%	9%	(25%)	6%
NovoSeven®	2,226	1,121	1,103	1,105	597	69	439
% change at CER	12%	(10%)	(10%)	50%	27%	119%	86%
Rare endocrine disorders[3]	1,923	1,334	1,323	589	275	34	280
% change at CER	53%	48%	49%	65%	44%	0%	58%
Other Rare disease[4]	384	148	37	236	175	2	59
% change at CER	2%	35%	102%	(12%)	(17%)	100%	5%
Rare disease total	5,705	2,998	2,806	2,707	1,522	187	998
% change at CER	25%	18%	18%	35%	15%	0%	45%

Total sales	85,683	55,364	52,372	30,319	16,759	4,324	9,236
% change at CER	30%	29%	30%	32%	32%	24%	36%
% change as reported	30%	30%	31%	30%	32%	27%	30%
Share of growth	100%	63%	60%	37%	20%	4%	13%
1) Primarily NovoNorm®, needles and GlucaGen® HypoKit®.
2) Comprises NovoSeven®, NovoEight®, Esperoct®, Refixia®, NovoThirteen® and Alhemo®.
3) Primarily Norditropin® and Sogroya®.
4) Primarily Vagifem® and Activelle®.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Legal	Financial Information
Company announcement No 7 / 2025

Financial report for the period 1 January 2024 to 31 December 2024	Page 33 of 35

2024 sales split per area

DKK million	Total	North America Operations	The US	International Operations	EMEA	Region China	Rest of World

Diabetes and Obesity care segment
Injectable GLP-1	125,824	93,083	85,900	32,741	17,423	6,737	8,581
% change at CER	21%	27%	29%	6%	6%	13%	3%
Ozempic®	120,342	91,287	84,201	29,055	16,001	5,762	7,292
% change at CER	26%	32%	34%	11%	12%	22%	5%
Victoza®	5,482	1,796	1,699	3,686	1,422	975	1,289
% change at CER	(36%)	(53%)	(54%)	(23%)	(34%)	(21%)	(7%)
Rybelsus®	23,301	11,070	10,795	12,231	7,136	511	4,584
% change at CER	26%	(3)%	(2)%	69%	69%	294%	60%
Total GLP-1	149,125	104,153	96,695	44,972	24,559	7,248	13,165
% change at CER	22%	23%	24%	18%	18%	19%	18%
Long-acting insulin	19,095	6,211	5,538	12,884	7,686	2,696	2,502
% change at CER	30%	74%	89%	16%	10%	66%	0%
Awiqli®	19	4	—	15	9	6	—
% change at CER	—	—	—	—	—	—	—
Tresiba®	9,905	3,411	2,806	6,494	3,876	978	1,640
% change at CER	29%	81%	110%	13%	15%	17%	7%
Xultophy®	4,503	286	281	4,217	2,185	1,414	618
% change at CER	42%	(14%)	(14%)	49%	20%	251%	0%
Levemir®	4,668	2,510	2,451	2,158	1,616	298	244
% change at CER	19%	86%	92%	(16%)	(11%)	(23%)	(32%)
Premix insulin	10,789	646	632	10,143	2,637	4,784	2,722
% change at CER	14%	178%	192%	10%	3%	10%	18%
Ryzodeg®	4,929	—	—	4,929	701	2,782	1,446
% change at CER	35%	—	—	35%	23%	44%	26%
NovoMix®	5,860	646	632	5,214	1,936	2,002	1,276
% change at CER	0%	178%	192%	(7%)	(3%)	(18%)	10%
Fast-acting insulin	18,522	7,959	7,773	10,563	6,934	1,474	2,155
% change at CER	16%	44%	48%	2%	4%	(3%)	(1%)
Fiasp®	1,869	260	213	1,609	1,289	—	320
% change at CER	(14%)	(61%)	(66%)	7%	2%	—	33%
NovoRapid®	16,653	7,699	7,560	8,954	5,645	1,474	1,835
% change at CER	21%	58%	63%	1%	4%	(3%)	(5%)
Human insulin	6,967	1,579	1,535	5,388	1,762	806	2,820
% change at CER	(6%)	8%	9%	(9%)	(5%)	(33%)	(2%)
Total insulin	55,373	16,395	15,478	38,978	19,019	9,760	10,199
% change at CER	17%	52%	57%	6%	5%	12%	3%
Other Diabetes care[1]	2,120	264	213	1,856	688	782	386
% change at CER	(7%)	(19%)	(20%)	(5%)	4%	(11%)	(8%)
Total Diabetes care	206,618	120,812	112,386	85,806	44,266	17,790	23,750
% change at CER	20%	26%	28%	12%	12%	13%	11%
Wegovy®	58,206	46,781	45,770	11,425	7,513	196	3,716
% change at CER	86%	59%	55%	—	291%	—	—
Saxenda®	6,940	1,377	777	5,563	2,920	102	2,541
% change at CER	(32%)	(64%)	(76%)	(12%)	(22%)	(29%)	4%
Total Obesity care	65,146	48,158	46,547	16,988	10,433	298	6,257
% change at CER	57%	45%	42%	107%	83%	108%	162%
Diabetes and Obesity care total	271,764	168,970	158,933	102,794	54,699	18,088	30,007
% change at CER	27%	31%	32%	21%	21%	14%	26%

Rare disease segment
Rare blood disorders[2]	12,138	5,696	5,387	6,442	3,924	363	2,155
% change at CER	3%	7%	6%	1%	(2%)	(2%)	7%
Haemophilia A	2,454	548	537	1,906	1,231	236	439
% change at CER	2%	13%	15%	(1%)	(3%)	6%	0%
Haemophilia B	1,306	657	486	649	436	17	196
% change at CER	24%	38%	44%	12%	15%	38%	4%
NovoSeven®	7,983	4,248	4,135	3,735	2,168	110	1,457
% change at CER	0%	2%	2%	(1%)	(5%)	(19%)	7%
Rare endocrine disorders[3]	4,993	2,961	2,922	2,032	1,038	41	953
% change at CER	31%	65%	66%	2%	48%	(81%)	(11%)
Other Rare disease[4]	1,508	545	160	963	741	9	213
% change at CER	(2%)	1%	(21%)	(4%)	(6%)	80%	0%
Rare disease total	18,639	9,202	8,469	9,437	5,703	413	3,321
% change at CER	9%	20%	20%	0%	4%	(30%)	0%

Total sales	290,403	178,172	167,402	112,231	60,402	18,501	33,328
% change at CER	26%	30%	31%	19%	19%	13%	23%
% change as reported	25%	30%	31%	17%	19%	11%	19%
Share of growth	100%	70%	67%	30%	16%	3%	11%
1) Primarily NovoNorm®, needles and GlucaGen® HypoKit®.
2) Comprises NovoSeven®, NovoEight®, Esperoct®, Refixia®, NovoThirteen® and Alhemo®.
3) Primarily Norditropin® and Sogroya®.
4) Primarily Vagifem® and Activelle®.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Legal	Financial Information
Company announcement No 7 / 2025

Financial report for the period 1 January 2024 to 31 December 2024	Page 34 of 35
APPENDIX 7: NON-IFRS FINANCIAL MEASURES (ADDITIONAL INFORMATION)
In this Company Announcement, Novo Nordisk discloses certain financial measures of the Group’s financial performance, financial position and cash flows that reflect adjustments to the directly comparable measures calculated and presented in accordance with IFRS. These non-IFRS financial measures may not be defined and calculated by other companies in the same manner and may thus not be comparable with such measures. The non-IFRS financial measures presented in the Company Announcement are Net sales and operating profit at CER, EBITDA, EBITDA at CER and Free cash flow.

Net sales and operating profit growth at CER
'Growth at CER’ means that the effect of changes in exchange rates is excluded. It is defined as Net sales/Operating profit for the period measured at the average exchange rates for the same period prior year compared with Net sales/Operating profit for the same period prior year. Price adjustments within hyperinflation countries, as defined in IAS 29 ‘Financial reporting in hyperinflation economies’, are excluded from the calculation to avoid growth at CER being artificially inflated.

Growth at CER is considered to be relevant information for investors in order to understand the underlying development in net sales and operating profit by adjusting for the impact of currency fluctuations.

Net sales at CER

DKK million	2024	2023	% change 2024 to 2023

Net sales	290,403	232,261	25%
Effect of exchange rates	1,575	7,658
Net sales at CER	291,978	239,919	N/A
Net sales previous year	232,261
% increase/(decrease) in constant exchange rates	26%

Operating profit at CER

DKK million	2024	2023	% change 2024 to 2023

Operating profit	128,339	102,574	25%
Effect of exchange rates	1,096	4,898
Operating profit at CER	129,435	107,472	N/A
Operating profit previous year	102,574
% increase/(decrease) in constant exchange rates	26%

EBITDA and EBITDA at CER
Novo Nordisk has significantly increased its Business Development M&A activities and Capital expenditure for property, plant and equipment during recent years. Novo Nordisk defines EBITDA as ’Net profit’ adjusted for 'income taxes', 'financial items', 'depreciation and amortisation' and 'impairment losses and reversals'. EBITDA is a measure that is widely used by investors and analysts as it helps analyse operating results from core business operations without including the effects of capital structure, tax rates and depreciation and amortisation and impairment losses. These factors can vary substantially between companies. 'EBITDA at CER’ means that the effect of changes in exchange rates is excluded by measuring EBITDA (as defined above) at the average exchange rates for the same period prior year.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Legal	Financial Information
Company announcement No 7 / 2025

Financial report for the period 1 January 2024 to 31 December 2024	Page 35 of 35

EBITDA and EBITDA at CER

DKK million	2024	2023	% change 2024 to 2023

Net profit	100,988	83,683	21%
Income taxes	26,203	20,991	25%
Financial income	(6,198)	(2,945)	110%
Financial expenses	7,346	845	769%
Operating profit (EBIT)	128,339	102,574	25%
Depreciation, amortisation, impairment losses and reversals	19,107	9,413	103%
EBITDA	147,446	111,987	32%
Effect of exchange rates	1,146	5,043
EBITDA at CER	148,592	117,030	N/A
EBITDA previous year	111,987
% increase/(decrease) in constant exchange rates	33%

Free cash flow
Novo Nordisk defines free cash flow as ’net cash generated from operating activities’, less ‘net cash used in investing activities’, less repayment on lease liabilities and excluding net change of marketable securities. Free cash flow is a measure of the amount of cash generated in the period which is available for the Board of Directors to allocate between Novo Nordisk's capital providers, through e.g. dividends, share repurchases and repayment of debt (excluding lease liability repayments) or for retaining in the business to fund future growth.

The following table shows a reconciliation of Free cash flow with Net cash generated from operating activities, the most directly comparable IFRS financial measure:

Free cash flow

DKK million	2024	2023

Net cash generated from operating activities	120,968	108,908
Net cash used in investing activities	(128,895)	(43,892)
Net purchase of marketable securities	(5,363)	4,758
Repayment on lease liabilities	(1,417)	(1,448)
Free cash flow	(14,707)	68,326

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Legal	Financial Information
Company announcement No 7 / 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: February 5, 2025
Novo Nordisk A/S

Lars Fruergaard Jørgensen
Chief Executive Officer